
03024611

82- SUBMISSIONS FACING SHEE

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chevalier iTech Holdings Limited

*CURRENT ADDRESS 20/F., Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

**FORMER NAME

**NEW ADDRESS


PROCESSED
JUL 22 2003
THOMSON
FINANCIAL

FILE NO. 82- 4201 FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: JM

DATE : 7/15/03





其士科技控股有限公司
（於百慕達註冊成立之有限公司）

iTECH HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

82-4201
ARIS
3-31-02
03 MAY 19 AM 7:21

二零零一至二零零二年度年報
ANNUAL REPORT 2001 - 2002

目錄

財務概要	2
公司資料	3
主席報告書	4
財務評述	8
主要物業表	9
董事會報告書	10
核數師報告書	21
綜合收益表	22
綜合資產負債表	23
資產負債表	24
綜合確認損益表	25
綜合現金流動表	26
財務報告附註	27
主要附屬公司	53

財務日誌

事項	日期
中期業績公佈	二零零一年十二月十八日
末期業績公佈	二零零二年七月十一日
中期股息之截止過戶日期	二零零二年一月九日至十一日
股東週年大會	二零零二年九月二十日
中期股息每股港幣一仙之派發日期	二零零二年一月十六日

財務概要

（所列帳項均為港幣）

下列為本集團截至二零零二年三月三十一日止過往五年內之總資產、總負債、股本及業績概況。

	1998	1999	2000	2001	2002
財政項目（百萬元）					
總資產	603	620	635	549	**501**
總負債	170	185	199	138	**116**
少數股東權益	–	–	–	–	**–**
股東資金	433	435	436	411	**385**
股本（發行股數－百萬）	828	828	854	857	**857**
營業額	1,362	1,093	1,182	1,055	**775**
年度溢利（虧損）	45	34	26	8	**(9)**
每股計算（仙）					
盈利（虧損）	5.9	4.1	3.1	0.9	**(1.1)**
股息	4	4	4	2	**1**
資產淨值（按帳面值）	52	52	51	48	45

過往年度之數據經已作出調整，以反映財務報告附註所述之已採納的新修訂《會計實務準則》。

營業額


98
99
00
01
02
0 200 400 600 800 1000 1200 1400 1600
（百萬元）

溢利（虧損）


98
99
00
01
02
-10 0 10 20 30 40 50
（百萬元）

盈利（虧損）及股息（每股計算）


98
99
00
01
02
-2 -1 0 2 4 6
（仙）
盈利（虧損）
股息

股東資金


98
99
00
01
02
0 50 100 150 200 250 300 350 400 450 500
（百萬元）

公司資料

執行董事

周亦卿 *(主席)*
馮伯坤 *(董事總經理)*
郭海生
簡嘉翰
周莉莉

獨立非執行董事

袁天凡
米原慎一

秘書

簡嘉翰

核數師

德勤•關黃陳方會計師行
香港執業會計師
香港中環干諾道中一一一號
永安中心二十六樓

主要往來銀行

香港上海滙豐銀行
上海商業銀行
東亞銀行
UFJ銀行

律師

齊伯禮律師行
顏施甘百慕達律師行

註冊辦事處

Cedar House, 41 Cedar Avenue,
Hamilton, HM12, Bermuda

主要營業地點

香港九龍灣
宏開道八號
其士商業中心二十二樓
電話：(852) 2318 1818
傳真：(852) 2757 5138

主要股份登記處

Butterfield Corporate Services Limited
Rosebank Centre, 14 Bermudiana Road,
Pembroke, Bermuda

香港股份登記及過戶分處

標準證券登記有限公司
香港中環干諾道中一一一號
永安中心五樓

股份上市

香港聯合交易所有限公司
股份代號：508

美國預託證券託管銀行

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor
New York, NY 10286, USA

網址

http://www.chevalier-itech.com

主席報告書

整體回顧

二零零一年對本集團為困難重重及極具挑戰的一年，全球經濟疲弱及資訊科技市場的競爭激烈，對本集團之營業額及溢利均構成重大壓力，導致本集團在截至二零零二年三月三十一日止年度之業績未如理想。本集團錄得之營業額約為港幣七億七千五百萬元，下跌百分之二十六，年內之虧損為港幣九百四十三萬元，去年度則錄得港幣七百七十六萬元之溢利。每股虧損為港幣一點一仙。



周亦卿博士

股息

董事會建議本年度不派發末期股息(二零零一年：港幣一仙)。截至二零零二年三月三十一日止年度內，連同已派付之中期股息每股港幣一仙(二零零一年：港幣一仙)，合共派發股息每股港幣一仙(二零零一年：港幣二仙)。



頒獎禮
金獎
金獎

其士(商業系統)有限公司舉辦二零零二年FIFA世界盃™東芝大抽獎

管理層討論及分析

年內，鑑於商界普遍大幅削減資本性開支，電腦部門之總銷售額下跌逾百分之二十八。然而在嚴格控制經費及實行有效的市場推廣策略以促銷優質產品及服務下，情況已有輕微改善。



東芝Portege超薄系列手提電腦

主席報告書



CHEVALIER (NETWORK SOLUTIONS) LIMITED

其士（網絡科技）有限公司於二零零二年展覽會中參展

資訊科技及網絡方案部門之表現遜於預期，主要由於競爭激烈所致。於二零零零年成立，為企業用戶提供各種網絡技術及系統整合服務的其士（網絡科技）有限公司（「其士（網絡科技）」）取得多間私人機構的大型合約，其中包括於二零零一年四月獲電視廣播有限公司批出一份大型合約，為將軍澳新電視城供應、運送及安裝光纖網絡及通訊系統。此外，其士（網絡科技）亦於二零零一年五月接獲香港國際金融中心二期一項智能大廈通訊及保安系統工程合約。年內，其士（衛星通訊）有限公司的特低壓電力系統、話音和數據網絡系統的設計、物料供應、安裝和維修保養等服務取得ISO9001二千年版本國際品質標準証書。


Certificate No. CC 2229

CERTIFIED COMPANY
HKQAA

This is to certify that the Quality Management System of

CHEVALIER (SATELLINK) LIMITED

comples with the requirements of ISO 9001 : 2000 quality management system standard, applicable to:

Design, supply, installation and maintenance of *extra low voltage electrical systems, voice and data networking systems
**as defined in Electricity Ordinance Chapter 406

Signed for and on behalf of
HONG KONG QUALITY ASSURANCE AGENCY

Secretary

Director

其士（衛星通訊）有限公司榮獲ISO 9001二千年版本國際品質標準證書


為將軍澳新電視城提供光纖網絡及通訊系統

鑑於本港的流動電話市場幾近飽和，來自電訊系統及服務部門的營業額及貢獻進一步萎縮，加上本地網絡經營商之間的競爭十分激烈，以致其士店及本集團其他流動電話特許經營店的營業額顯著下跌，並錄得虧損。為改善業績，本集團已重整其電訊零售業務，將未能提供盈利的分店結束及遷調部份店

主席報告書


NOKIA
3210
位於屯門市廣場之其士店

善。本集團將繼續提供優質產品及售後服務，以滿足客戶之需求。

年內，Q-Mart店之整體業績未如理想，主要為開業成本高昂及競爭劇烈所致。為增加營業額，Q-Mart店將集中加強客戶服務及產品種類。本集團目前於本港不同區域合共經營八間Q-Mart店。


TOSHIBA
位於泰國之展銷中心

舖。由於此重組計劃須就有關店內的設備及傢俬作出註銷而導致虧損。本集團目前合共經營十四間其士店及二十六間特許經營店。

辦公室設備部門經歷另一個艱難的年度。儘管市況呆滯，此部門之業績仍維持穩定。此外，售後服務部門之營業額亦輕微下跌，然而在經營效率得以改善及嚴控成本下，毛利也得到改


東芝e-Studio 45 數碼影印機

本集團於泰國的佈線及電訊系統相關服務之表現良好，惟電腦部門於泰國市場的營業額卻下跌近百分之四十。

主席報告書

展望

自二零零零年美國之科技泡沫爆破後，全球資訊科技及電訊市場之發展於過往兩年大幅放緩。在香港及東南亞有不少公司在經濟不明朗的情況下，均大幅削減資本性開支，以致資訊科技產品及辦公室設備之需求持續疲弱。此外，市場競爭激烈亦對產品及服務的價格和邊際利潤構成負面影響。香港的經濟前景將主要視乎美國的復甦步伐，近期的經濟數據顯示美國經濟復甦步伐緩慢，以致香港經濟前景仍未明朗。除非勞動市場的情況作出改善，否則市場需求難以回升。面對持續的通縮壓力，資本投資能否回升尚待確定，故預料於可見未來經營環境將仍然艱難。

本集團相信在外圍環境欠佳之現況下，中國國內對香港而言更為重要。國內經濟迅速增長，加上在加入世界貿易組織後，預期國內的投資及消費均會出現強勁增長，從而締造大量商機。憑藉於國內的現有完善網絡，本集團對中國市場的長遠前景審慎樂觀。

展望將來，管理層將繼續審慎發展業務，尤其會加強在國內的投資，並會奉行嚴格的成本控制措施以維持競爭力。本集團認為現時疲弱的經濟環境正好給予本集團一個寶貴機會，重新部署及鞏固其於香港、國內及東南亞之業務。憑藉經驗豐富之管理隊伍及於資訊科技業的專業技能，本集團處於有利位置以抵禦嚴峻的經濟氣候。

致謝

二零零一年為香港經歷風雨飄搖的一年，本集團因而面對經濟及政治方面所帶來的重重挑戰。本人謹藉此機會，代表董事會對全體員工的努力，令本集團安然渡過時艱，深表謝意。

主席

周亦卿

香港，二零零二年七月十一日

財務評述

於二零零二年三月三十一日，本集團之總資產淨值約為港幣三億八千五百萬元（二零零一年：港幣四億一千萬元），較二零零一年減少港幣二千五百萬元或6.1%。

總債務與資本比率為0.03%（二零零一年：0.45%）及淨債務與資本比率為零（二零零一年：零），此乃將銀行與其他借貸及借貸淨額分別除以總資產淨值港幣三億八千五百萬元（二零零一年：港幣四億一千萬元）而得出之百分比。

於結算日，本集團之銀行及其他借貸為港幣九萬八千元（二零零一年：港幣一百八十一萬二千元）。現金及銀行結存為港幣一億七千萬元（二零零一年：港幣二億三千六百萬元），於過往兩年並無借貸淨額。

年度內，財務費用為港幣二十二萬八千元（二零零一年：港幣一百四十萬零二千元），較二零零一年減少港幣一百一十七萬四千元。

本公司提供公司擔保總值港幣四百七十五萬元（二零零一年：港幣五百二十七萬一千元），作為授予附屬公司之信貸擔保。

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團之一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團經常對其資金流動及融資狀況均作出審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

主要物業表

本集團之主要物業詳列如下：

地點	用途	大約 樓面面積	契約年期	集團 所佔權益
		平方呎		*百分率*
泰國				
No.540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis （位於曼谷市之商業大廈）	寫字樓及 陳列室	21,300	永久業權	100
內地				
廣東省廣州市東山廣場 十八樓四、五、六及七室	寫字樓	7,200	中期	100
廣東省廣州市名雅苑 十五樓一號室	員工宿舍	1,400	長期	100
上海金麗廣場十八樓B及F室	員工宿舍	1,800	長期	100
香港				
九龍長沙灣道八三三號 億利工業中心三樓五室	維修站	1,660	中期	100
灣仔駱克道八八號二十三樓	維修站	2,010	中期	100

董事會報告書

董事會將本公司及本集團截至二零零二年三月三十一日止年度報告書及經審核財務報告提呈各股東省覽。

主要業務

本公司之主要業務為投資控股，而其附屬公司之主要業務為提供廣泛的話音與數據通訊設備與服務及系統整合的資訊科技技術，包括由網絡主幹、伺服器及軟件應用、區域網絡／世界網絡技術、網頁設計及電子商務技術至大廈內置設施，如光纖綜合佈線系統、保安系統及衛星通訊接收系統等一站式技術。另外，亦包括銷售及分銷流動電話、商業機器、電腦系統及設備、電話系統、有關之售後服務、一般商品貿易及證券投資。

本集團截至二零零二年三月三十一日止年度以業務及地區分類之營業額及其對本集團經營之虧損載於財務報告附註第5項內。

業績及撥用

本集團截至二零零二年三月三十一日止年度之業績載於第22頁之綜合收益表內。中期股息每股港幣一仙已於二零零二年一月十六日星期三以現金支付。董事會建議不派發末期股息。

股本

年度內，本公司股本並無變動，其詳情載於財務報告附註第24項內。

儲備

年度內，儲備的變動載於財務報告附註第25項內。

投資物業

年度內，投資物業的變動載於財務報告附註第14項內。

物業、廠房及設備

年度內，物業、廠房及設備的變動載於財務報告附註第15項內。

財務概要

本集團之財務概要載於第2頁。

董事會報告書

主要客戶及供應商

年度內，本集團之五大供應商佔本集團進貨額百分之五十八，然而本集團之五大客戶共佔本集團銷售額不足百分之二十一，其中最大供應商佔本集團進貨額為百分之三十九。本公司各董事、其聯繫人士或任何股東(就各董事所知其擁有本公司已發行股份逾百分之五者)概無擁有本集團的五大供應商之任何權益。

物業

本集團於截至二零零二年三月三十一日之主要物業詳情載於第9頁。

僱員及薪酬制度

於二零零二年三月三十一日，本集團於本港及海外僱用約九百名全職員工。年度內，員工總開支為港幣134,475,000元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之工作表現而作出定期評估。其他員工福利包括酌情發放花紅獎賞、醫療計劃、退休金計劃及僱員購股權計劃等。

慈善捐款

年度內，本集團捐款予認可慈善機構為港幣446,500元。

主要附屬公司及聯營公司

本公司之各主要附屬公司及聯營公司之詳情分別載於財務報告附註第16項及第17項內。

優先承讓權

本公司之細則並無優先承讓權之規定，雖然根據本公司之註冊地百慕達之法例，對此並無作出任何限制。

購買、出售或贖回上市證券

年度內，本公司或其任何附屬公司並無購買、出售或贖回本公司之上市證券。

董事會報告書

董事

年度內及截至本報告日期止之在任董事如下：

執行董事
周亦卿博士 *(主席)*
馮伯坤先生 *(董事總經理)*
郭海生先生
簡嘉翰先生
周莉莉小姐
馮和順先生 *(於二零零二年四月一日辭任)*

非執行董事
易振球先生 *(於二零零一年八月八日辭任)*
黃勝藍先生 *(於二零零一年九月二十一日退任)*

獨立非執行董事
袁天凡先生
米原慎一先生

根據本公司之細則，袁天凡先生須於即將召開之股東週年大會上告退，惟不膺選連任。各獨立非執行董事之告退規定與各執行董事相同。

董事於合約內之權益

周亦卿博士、馮伯坤先生、郭海生先生、馮和順先生及簡嘉翰先生在若干合約中擁有權益，概彼等乃其士國際集團有限公司（「其士國際」）之董事及／或實益擁有其士國際之權益。該等合約之詳情於下段「關連交易」詳盡披露。

除上文所述者外，本公司或其控股公司或其任何附屬公司或同母系附屬公司於本年底或年度內任何時間，並無簽訂任何可使董事獲得重大利益之合約。

董事於競爭性業務之權益

年度內，概無董事與本集團於任何構成競爭之業務中有任何權益。

董事會報告書

關連交易

按香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)詮釋，本集團不時與被列作「關連人士」的其士國際進行交易。聯交所於一九九七年四月二日同意豁免本公司有關之關連交易須嚴格遵守上市規則第十四章的要求。根據該項豁免，當每次其士國際之若干附屬公司與本集團於一般及日常業務範圍內進行關連交易，本公司無需以新聞通告及／或通函披露該等關連交易之詳情，亦無需取得獨立股東對該等交易之預先批准。該等關連交易詳情如下：

本集團以市值租金向其士國際之全資附屬公司租用下列物業：

業主	租用物業(用途)	年度租金
		港幣千元
萬珠發展有限公司	其士商業中心的部份(寫字樓)	1,074
威方發展有限公司	其士貨倉大廈的部份(貨倉)	32
拔創有限公司	其士工程服務中心的部份(寫字樓／貨倉)	4,328
富特發展有限公司	富瑤小築(渡假屋)	147
銳中有限公司	富榮花園商場的部份(商店)	98
聯業發展有限公司	銀海大樓的部份(寫字樓)	118
星穎有限公司	金都大廈的部份(寫字樓)	67
星穎有限公司	東山廣場的部份(寫字樓)	45

年度內，繳付予其士國際集團租金約為港幣5,909,000元。

本公司獨立非執行董事確認，本集團截至二零零二年三月三十一日止年度內達成上述之交易為：

(i) 本集團一般及日常業務；
(ii) 以一般商業條款進行或非較獨立第三方可獲之條款優厚者；
(iii) 對本公司之股東而言均為公平及合理；及
(iv) 在有關豁免書內所述之有關金額內。

董事之股份權益

於二零零二年三月三十一日，根據上市公司董事進行證券交易的標準守則向本公司及聯交所作出之知會，或須根據證券（公開權益）條例（「公開權益條例」）第二十九條於本公司登記冊內須作之記錄，各董事於本公司及其相聯公司（定義見公開權益條例）之股份權益如下：

(a) 本公司權益－股份

	普通股股份數目		
董事名稱	個人權益	公司權益	總數
周亦卿	34,079,270	432,334,666*	466,413,936
馮伯坤	12,900,000	–	12,900,000
郭海生	12,000,000	–	12,000,000
馮和順	300,000	–	300,000
簡嘉翰	2,256,000	–	2,256,000
米原慎一	3,004	–	3,004

* *周亦卿博士實益擁有其士國際640,527,782股股份，佔其士國際已發行股份約百分之五十點二三，其士國際則持有本公司股份432,334,666股。根據公開權益條例，周博士被視為擁有該等股份之實益權益。該等股份與在下段「主要股東」所述之股份相同。*

董事之股份權益(續)

(b) 相聯公司權益－股份

董事名稱	相聯公司	普通股股份數目		
		個人權益	公司權益	總數
周亦卿	其士國際	640,527,782	－	640,527,782
	其士新加坡控股有限公司(「其士新加坡」)	4,375,000	80,000,000*	84,375,000
	其士建築集團有限公司(其士建築」)	61,036,489	89,385,444*	150,421,933
馮伯坤	其士國際	456,450	－	456,450
郭海生	其士國際	491,083	－	491,083
	其士建築	1,326,437	－	1,326,437
馮和順	其士建築	295,600	－	295,600
簡嘉翰	其士國際	145,200	－	145,200
米原愼一	其士國際	8,160	－	8,160
	其士建築	342	－	342

* *周亦卿博士實益擁有其士國際640,527,782股股份，佔其士國際已發行股本約百分之五十點二三，而其士國際則持有其士新加坡80,000,000股股份及其士建築89,385,444股股份。根據公開權益條例，周博士被視為擁有該等股份之權益，並已就此知會其士新加坡及其士建築。*

此外，若干董事個人持有認購本公司及相聯公司普通股股份的購股權，詳情載於下文「購股權計劃」一節內。

除上文及下文之「購股權計劃」披露者外，於二零零二年三月三十一日，根據公開權益條例第二十八條或第三十一條或附表第一部份之規定，概無董事或其配偶或其未滿十八歲之子女被視為擁有本公司或其任何相聯公司(定義見公開權益條例)證券中之任何權益。

董事會報告書

購股權計劃

於一九九一年九月三十日採納了一項購股權計劃(「購股權計劃」)以惠及本公司及其附屬公司之全職僱員，而根據購股權計劃本公司及其附屬公司之董事會獲授權向各自之全職僱員(包括執行董事)授予可認購本公司股份之購股權，認購最多不得超逾當時已發行股本百分之十，而每股購股權所支付之代價為港幣一元。購股權不可在購股權計劃接納日期後不足六個月或遲於三年半行使，並於二零零一年九月二十九日後停止授出購股權，而任何人士獲授之購股權全部行使時，概不得使已獲發行之股份總數，超過可發行之購股權可認購之股份總數百分之二十五。購股權計劃已於二零零一年九月二十九日屆滿，惟在任何其他情況下，購股權計劃之條款將繼續有效及適用於已授出但未被行使之購股權。

於二零零二年三月三十一日，根據購股權計劃已授出之購股權涉及之股份數目為28,550,000，相等於本公司於該日之已發行股份百分之三點三。

於二零零二年三月三十一日，本公司及其相聯公司之購股權詳情如下：

(a) 本公司權益－購股權

		授出日期	行使該股權之限期	購股權之每股行使價	購股權數目 於二零零一年四月一日持有	於年內授出	於年內行使	於年內註銷	於年內失效	於二零零二年三月三十一日持有
				(港元)						
(i)	董事名稱									
	周亦卿	04/02/1998	03/09/1998－02/09/2001	0.3376	14,000,000	–	–	–	14,000,000	–
		17/12/1999	30/06/2000－29/06/2003	0.4640	7,000,000	–	–	–	–	7,000,000
	馮伯坤	04/02/1998	03/09/1998－02/09/2001	0.3376	3,000,000	–	–	–	3,000,000	–
		17/12/1999	30/06/2000－29/06/2003	0.4640	6,550,000	–	–	–	–	6,550,000
	郭海生	04/02/1998	03/09/1998－02/09/2001	0.3376	4,300,000	–	–	–	4,300,000	–
		17/12/1999	30/06/2000－29/06/2003	0.4640	5,000,000	–	–	–	–	5,000,000
	馮和源	04/02/1998	03/09/1998－02/09/2001	0.3376	2,300,000	–	–	–	2,300,000	–
	簡嘉翰	17/12/1999	30/06/2000－29/06/2003	0.4640	5,000,000	–	–	–	–	5,000,000
	周莉莉	04/02/1998	04/09/1998－03/09/2001	0.3376	5,000,000	–	–	–	5,000,000	–
		17/12/1999	30/06/2000－29/06/2003	0.4640	5,000,000	–	–	–	–	5,000,000
(ii)	全職僱員	09/03/1998	07/10/1998－06/10/2001	0.3920	976,000	–	–	240,000	736,000	–

購股權計劃(續)

(b) 相聯公司權益－購股權

					購股權數目					
董事名稱	相聯公司	授出日期	行使購股權之期限	購股權之每股行使價(港幣)	於二零零一年四月一日持有	於年內授出	於年內行使	於年內註銷	於年內失效	於二零零二年三月三十一日持有
周亦卿	其士國際	04/02/1998	03/09/1998－02/09/2001	0.5376	18,000,000	－	－	－	18,000,000	－
		17/12/1999	30/06/2000－29/06/2003	0.4880	8,450,000	－	－	－	－	8,450,000
	其士建築	04/02/1998	03/09/1998－02/09/2001	0.3248	4,400,000	－	－	－	4,400,000	－
馮伯坤	其士國際	04/02/1998	03/09/1998－02/09/2001	0.5376	8,000,000	－	－	－	8,000,000	－
		17/12/1999	30/06/2000－29/06/2003	0.4880	5,350,000	－	－	－	－	5,350,000
郭海生	其士國際	04/02/1998	03/09/1998－02/09/2001	0.5376	10,000,000	－	－	－	10,000,000	－
		17/12/1999	30/06/2000－29/06/2003	0.4880	5,350,000	－	－	－	－	5,350,000
	其士建築	04/02/1998	03/09/1998－02/09/2001	0.3248	4,000,000	－	－	－	4,000,000	－
馮和順	其士國際	04/02/1998	03/09/1998－02/09/2001	0.5376	2,200,000	－	－	－	2,200,000	－
簡嘉翰	其士國際	04/02/1998	04/09/1998－03/09/2001	0.5376	2,200,000	－	－	－	2,200,000	－
		17/12/1999	30/06/2000－29/06/2003	0.4880	5,000,000	－	－	－	－	5,000,000

聯交所已就上市規則第十七章有關購股權計劃之規定作出修訂，有關修訂已於二零零一年九月一日起生效。本公司購股權計劃之若干條款已不適用於該新修訂下之規定。由二零零一年九月一日起，本公司並無授出購股權。董事局擬於即將舉行之股東週年大會上提議採納新購股權計劃。於過渡期間，本公司務必遵守上市規則之新修訂條款。

董事服務合約

並無任何於即將召開之股東週年大會膺選連任的董事與本公司簽訂不可在一年內不作補償(法定賠償除外)而可予以終止之服務合約。

管理服務合約

除於財務報告附註第35(a)項所述之本公司與其士國際集團簽署的管理服務協議外，年內並無簽署有關管理及經營本公司或其任何附屬公司全部或大部份業務之重要合約。

董事會報告書

董事簡介

執行董事

周亦卿博士，主席，現年六十六歲，彼為其士集團之創辦人及兩間香港上市公司其士國際之主席兼董事總經理、其士建築之主席，並為一間新加坡上市公司其士新加坡之主席。彼亦為萬順昌集團有限公司、電視廣播有限公司及邵氏兄弟(香港)有限公司之非執行董事。於一九九五年，周博士分別榮獲香港理工大學頒授榮譽工商管理博士學位及香港大學頒授名譽院士銜，並於一九九六年及一九九七年分別獲聘為南京大學校董會名譽董事和獲香港大學頒授名譽法學博士學位。周博士同時亦出任上述香港兩間大學、香港科技大學之顧問委員會委員，並對此三間大學在研究及開發方面給予大力支持。彼並為中國浙江大學顧問教授與及四川聯合大學之講座教授。周博士一向熱心慈善公益及社會事務，於一九九六年獲選為香港特別行政區第一屆政府推選委員會委員及於一九九五年獲選為香港公益金董事局委員。彼亦於二零零一年獲委任為巴林王國駐香港名譽領事。周博士亦一直致力積極推動有關專業團體事務，及在個別宗親同鄉會及關心中國事務等機構擔任要職，貢獻良多，其中包括上海市政協委員、香港日本文化協會會長及台灣大學香港校友會會長等。此外，英、比、法、日四國先後頒授勳銜予周博士，以表揚及認同彼對本地及海外社會之貢獻。

馮伯坤先生，董事總經理，現年五十歲，於一九七四年加入其士集團，彼為其士國際及其士新加坡之董事。他被推選為廣東省工商業聯合會及廣東省總商會之執行委員。馮先生負責本集團之附屬公司的業務，包括廣泛的話音與數據通訊設備與服務及系統整合技術，亦包括銷售及分銷流動電話、商業機器、電腦系統及設備、電話系統及其有關之售後服務的策略性籌劃及營運管理。彼亦積極參與其士集團之物業投資與項目發展運作、環境保護工程及北美之汽車及酒店業務。

郭海生先生，董事，現年五十二歲，於一九七二年加入其士集團，彼為其士國際之董事總經理、其士建築之副主席及其士新加坡之董事。彼亦為香港電梯業協會主席及國際電梯工程師協會香港—中國分會副主席，並為香港註冊升降機及自動梯工程師，彼更獲委任為廣州市政協委員。郭先生對業務發展擁有豐富經驗，負責其士集團升降機及自動梯、樓宇建築、建築材料及供應、鋁工程、機電服務、土木工程、物業發展及投資項目之策略性籌劃及營運管理。

簡嘉翰先生，董事及公司秘書，現年五十一歲，於一九八六年加入其士集團，彼為其士國際之董事及公司秘書及其士建築之公司秘書。彼亦為冠華國際控股有限公司之非執行董事。簡先生負責管理其士集團之會計及庫務、企業財務、公司秘書及電子數據處理等事務。彼持有香港大學之理學學士學位，亦為英國特許公認會計師公會資深會員及香港會計師公會會員。

董事簡介(續)

執行董事(續)

周莉莉小姐，董事，現年三十九歲，於一九九零年加入本集團。彼負責本集團之策略性籌劃及業務發展。彼並為中國人民政治協商會議廣東省委員會委員及中國人民政治協商會議浙江省委員會港澳臺僑委員會之特邀委員。彼持有學士學位及為周亦卿博士之千金。

獨立非執行董事

袁天凡先生，現年四十九歲，於一九九四年加入董事會。彼為電訊盈科有限公司、盈科拓展集團之副主席，並為盈科保險集團有限公司之主席。他於一九八八年至一九九一年間出任聯交所行政總裁。袁先生亦為香港中央結算有限公司之創辦董事。於一九九二年至一九九四年，他在美國納斯達克任國際市場顧問委員會委員。他在芝加哥大學獲頒經濟學學士學位，現為該大學之校董會成員。袁先生在亞洲之投資銀行及金融監管事務上具有豐富經驗。

米原慎一先生，現年五十一歲，於二零零一年加入董事會。彼於日本慶應大學畢業。米原先生於一九七四年加入Mitsui & Co.,Ltd，並於二零零一年一月榮休。彼於一九八三年至一九九二年期間獲委任為三井物產(香港)有限公司機械部之總經理。米原先生在航空、電訊及資訊科技業務具有豐富經驗。

退休金計劃

本公司及其在香港之附屬公司為其士集團僱員公積金計劃(「公積金計劃」)之參與公司，此計劃之定義見職業退休計劃條例，乃為合資格僱員而設的界定供款退休計劃。公積金計劃已獲強制性公積金計劃管理局之強制性公積金條例所豁免。本公司若干海外附屬公司為僱員在當地政府中央退休金計劃中注入供款。這些計劃乃由僱主及僱員分別以僱員薪金百分之三點五至百分之十六比率注入供款。

根據政府法例，本集團選擇銀聯信託有限公司為強制性公積金(「強積金計劃」)服務供應商，為不欲繼續參與公積金計劃或自二零零零年十二月一日起加入本集團之僱員提供另一個計劃。強積金計劃為所有年齡介乎十八至六十五歲，並由本集團承聘於香港工作最少六十天之僱員參加。本集團之供款乃根據僱員有關薪金百分之五注入供款，惟每月薪金以港幣20,000元為上限。根據法例規定，有關利益須保留至六十五歲之退休年齡方可領取。

年度內，本集團在該等計劃之總供款為港幣6,272,000元，其中已扣除之已沒收供款為港幣1,968,000元，並已在綜合收益表中扣除。於年度結算日，為數港幣99,000元之已沒收供款可用以抵減僱主之未來供款。

董事會報告書

主要股東

於二零零二年三月三十一日，本公司之唯一主要股東為其士國際集團。根據公開權益條例第十六(一)條須予存置之本公司登記冊內所載，其士國際集團持有本公司股份432,334,666股，佔本公司已發行股本約百分之五十點四六。

除上文披露者外，就董事所知，概無任何其他人士擁有任何股份權益或認購股份之權利，相等於本公司已發行股本百分之十或以上。

購買股份或債券之安排

除本公司採納之購股權計劃及授予若干董事之購股權外，於本年度任何時間內，本公司或其任何控股公司或其任何附屬公司或同系附屬公司並無參與任何安排，使本公司董事透過購買本公司或任何其他公司之股份或債券而獲得利益。

審核委員會

審核委員會乃按上市規則規定成立，並於年內舉行兩次會議，其中成員包括兩位本公司獨立非執行董事袁天凡先生及米原慎一先生。於會議內，委員會已審閱本集團之關連交易、中期及年度報告書，並與管理層討論有關審核、內部監管及財務申報事宜。

最佳應用守則

董事會認為本公司於本年度內均遵守上市規則附錄十四所載之最佳應用守則之指引。

核數師

本年度之財務報告經由德勤•關黃陳方會計師行審核完竣，依章告退，惟願意受聘續任。

承董事會命

主席
周亦卿

香港，二零零二年七月十一日

核數師報告書

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

致**CHEVALIER iTECH HOLDINGS LIMITED**股東
(於百慕達註冊成立之有限公司)

本核數師已將刊於第22頁至第54頁內根據香港公認之會計原則編製之財務報表審核完竣。

貴公司董事及核數師之責任

貴公司董事有責任編製能顯示真實而公正意見之財務報表。在編製此等財務報表時，董事必須貫徹地採用合適之會計政策。

本核數師之責任是根據審核工作之結果對該等財務報表作出獨立意見，並將此意見向股東呈報。

核數師意見之依據

本核數師乃根據香港會計師公會所頒佈之審計準則完成是次審核工作。審核工作包括以抽樣調查方式審查與財務報表內所載各數額及披露事項有關之憑證。並包括評估董事於編製該等財務報表時作出之各重大估計及判斷，及衡量究竟其所釐定之會計政策是否適合　貴公司及集團之情況，貫徹地被沿用及充份地予以披露。

本核數師計劃及進行審核工作，均以取得認為必需之資料及解釋為目標，以便能為本核數師提供充份之憑證，就該等財務報表是否存有重要之錯誤陳述，作合理之確定。於作出核數意見時，本核數師並衡量該等財務報表內所載之資料在整體上是否足夠，本核數師相信所作之核數工作已為核數意見建立合理之基礎。

核數師意見

本核數師認為上述財務報表足以真實而公正地顯示　貴公司及集團於二零零二年三月三十一日結算時之財務狀況及截至該日止年度集團之虧損及現金流動情況，並根據香港公司條例之披露規定適當編製。

德勤 • 關黃陳方會計師行
執業會計師

香港，二零零二年七月十一日

綜合收益表

截至二零零二年三月三十一日止年度

	附註	2002 港幣千元	2001 港幣千元
營業額	4	**775,364**	1,054,753
銷售成本		**(636,995)**	(892,179)
毛利		**138,369**	162,574
其他收益	6	**9,907**	19,128
經銷成本		**(146,180)**	(143,751)
行政開支		**(7,713)**	(11,268)
其他經營支出	7	**(3,813)**	(14,138)
經營(虧損)溢利	8	**(9,430)**	12,545
財務費用	9	**(228)**	(1,402)
所佔聯營公司業績		**5,135**	5,109
出售已停止經營業務之收益	10	**260**	–
除稅前(虧損)溢利		**(4,263)**	16,252
稅項	11	**(5,166)**	(8,491)
本年度(虧損)溢利		**(9,429)**	7,761
股息	12	**8,568**	17,137
每股(虧損)盈利	13		
基本		**(1.10)仙**	0.91港仙
攤薄		**不適用**	0.90港仙

綜合資產負債表

二零零二年三月三十一日結算

	附註	2002 港幣千元	2001 港幣千元
非流動資產			
投資物業	14	**5,040**	5,310
物業、廠房及設備	15	**32,445**	40,473
聯營公司權益	17	**18,646**	13,476
證券投資	18	**72,322**	–
		128,453	59,259
流動資產			
存貨	19	**71,073**	100,747
待售物業	20	**1,135**	1,135
應收帳款、存出按金及預付款項	21	**110,600**	151,154
就合約工程應向客戶收取的款項	22	**1,568**	–
可取回税項		**1,419**	889
證券投資	18	**16,405**	–
現金及銀行存款		**170,338**	235,531
		372,538	489,456
流動負債			
應付款項、存入按金及應付費用	23	**90,060**	97,947
應付最終控股公司款項		**1,456**	2,938
就合約工程應向客戶支付的款項	22	**4,452**	–
應付票據		**570**	4,047
遞延服務收入		**18,974**	30,475
課税準備		**329**	1,159
無抵押銀行透支		**98**	1,812
		115,939	138,378
流動資產淨值		**256,599**	351,078
總資產減流動負債		**385,052**	410,337
少數股東權益		**184**	184
資產淨值		**384,868**	410,153
股本及儲備			
股本	24	**85,678**	85,678
儲備	25	**299,190**	324,475
股東資金		**384,868**	410,153

本財務報告由22頁至54頁於二零零二年七月十一日經董事會通過及授權刊發並由以下董事代表簽署：

馮伯坤
董事

郭海生
董事

資產負債表

截至二零零二年三月三十一日結算

	附註	2002 港幣千元	2001 港幣千元
非流動資產			
物業、廠房及設備	15	**237**	–
所佔附屬公司權益	16	**111,326**	107,948
證券投資	18	**72,322**	–
		183,885	107,948
流動資產			
應收帳款、存出按金及預繳款項		**18,191**	3,320
應收附屬公司款項		**94,745**	115,064
現金及銀行存款		**137,666**	209,989
		250,602	328,373
流動負債			
應付款項、存入按金及應付費用		**13,663**	4,911
應付最終控股公司款項		**1,456**	2,938
應付附屬公司款項		**82,728**	88,625
		97,847	96,474
流動資產淨值		**152,755**	231,899
		336,640	339,847
股本及儲備			
股本	24	**85,678**	85,678
儲備	25	**250,962**	254,169
		336,640	339,847

馮伯坤
董事

郭海生
董事

綜合確認損益表

截至二零零二年三月三十一日止年度

	2002 港幣千元	2001 港幣千元
重估其他物業之增值	**143**	84
申算海外附屬公司財務報告 所產生之兌換收益(虧損)	**1,137**	(257)
未於綜合收益表上確認之淨收益(虧損)	**1,280**	(173)
年度(虧損)溢利	**(9,429)**	7,761
確認(虧損)收益總額	**(8,149)**	7,588
因無需確認應付末期股息而增加於二零零零年四月一日 股息儲備之上年度帳目調整		25,633

綜合現金流動表

截至二零零二年三月三十一日止年度

	附註	2002 港幣千元	2001 港幣千元
經營業務之現金(支出)注入淨額	26	**(36,128)**	21,424
投資回報及融資費用			
已收利息		**6,437**	14,569
已付利息		**(228)**	(1,402)
收取聯營公司之股息		**–**	3,361
證券投資股息收入		**7**	37
已付股息		**(17,136)**	(33,136)
投資回報及融資費用之現金支出淨值		**(10,920)**	(16,571)
稅項			
已繳付利得稅		**(5,322)**	(11,850)
利得稅退款		**56**	4,029
淨付利得稅		**(5,266)**	(7,821)
投資業務			
購入聯營公司		**–**	(106)
聯營公司之借款		**(793)**	(1,972)
購入物業、廠房及設備		**(9,980)**	(13,385)
出售附屬公司所產生之現金支出	27	**(18)**	–
出售物業、廠房及設備		**438**	889
投資業務之現金支出淨額		**(10,353)**	(14,574)
融資前之現金支出淨額		**(62,667)**	(17,542)
融資	28		
向最終控股公司償還之款項		**(1,482)**	(1,827)
發行新股		**–**	8
發行新股費用		**–**	(6)
融資支出之現金淨額		**(1,482)**	(1,825)
現金及等同現金項目減少		**(64,149)**	(19,367)
於年初之現金及等同現金項目		**233,719**	255,550
滙兑調整		**670**	(2,464)
於年終之現金及等同現金項目	29	**170,240**	233,719

財務報告附註

截至二零零二年三月三十一日止年度

1. 一般資料

本公司為一間在百慕達註冊成立之豁免有限公司，其股份於香港聯合交易所有限公司上市，本公司之最終控股公司為其士國際集團有限公司為一間在百慕達註冊成立之有限公司，其股份於香港聯合交易所有限公司上市。

本公司之主要業務為投資控股，而其附屬公司之主要業務為提供銷售電腦設備，電訊系統，辦公室設備，提供科技及網絡技術，技術與保養及傳呼服務，一般商品貿易及買賣證券。於本年度內已停止經營傳呼服務之業務。

2. 採納會計實務準則

於本年度，本集團首次採納下列由香港會計師公會頒佈之新／經修訂之會計實務準則(會計實務準則)。採納該等新政策對本集團會計政策引致若干變更。經修訂之會計政策已呈列於附註3。此外，新及修訂準則已引入附加及修訂之披露，有關之披露已採納於財務報表內。上年度之若干比較數字已調整並重新分類列出以貫徹表達基準。

採納該等新政策對本集團會計政策之變更所造成之帳項影響載列如下：

(a) 結算日後擬派發或宣告之股息

就採納會計準則第9號(經修訂)「結算日後事項」，於結算日後擬派發或宣告之股息，現不再於結算日確認為負債。但以股東資金之獨立構成體披露。該等會計政策之改變已追溯性調整，引致本集團及本公司於二零零零年四月一日及二零零一年三月三十一日之儲備，分別增加了港幣二千五百六十三萬三千元及港幣八百五十六萬八千元。

(b) 租約

根據會計實務準則第14號(經修訂)「租賃」，對營業性租賃之會計基準及集團租賃安排披露之規定作出若干修訂。此等改變對本期內及過往之會計年度並無任何重大影響。故無須作出前期調整。對集團租賃安排披露之規定已作出若干修改以符合會計實務準則第14號(經修訂)。惟若干比較數據之披露已作出調整以貫徹表達基準。

(c) 商譽

本集團採納會計準則第30號「企業合併」及選擇不重列以往用作抵銷或增加儲備之商譽(負值商譽)。自其收購附屬公司及聯營公司日起計算至採納會計準則第30號期間引起之商譽減值損失已追溯性確認為費用。於二零零一年四月一日前，從收購所產生的商譽會保留在儲備內，直至出售有關之附屬公司或聯營公司或當商譽進一步減值時才計算在損益表內。於二零零一年四月一日前從收購所產生的負債商譽，會保留在儲備內及當出售有關之附屬公司或聯營公司時會回撥致收益表。

於二零零一年四月一日後，從收購所產生的商譽已確認為資產及以其估計可使用年期以直線法攤銷。於二零零一年四月一日後，由收購所產生的負值商譽將會根據市況分析從資產中扣除並計算在損益表內。該等會計政策變動對本財務報表並無重大影響。

(d) 分部報告

於本年度，本集團會計實務準則第26號「分部報告」已變確認分部報告之基準，為貫徹表達基準，截至二零零一年三月三十一日止年度之分類資料披露已作修改。

3. 主要會計政策

財務報告表已按照歷史成本慣例編列，並就若干物業估值及證券投資作出調整並符合香港普遍採納之會計準則。主要會計政策載列如下：

(a) 綜合帳項基礎

綜合帳包括本公司及其附屬公司截至每年三月三十一日之帳項並連同本集團擁有於聯營公司之權益，其表達基準詳列於下列(d)項。

年內收購或出售附屬公司及聯營公司自其有效收購日起計算或至其售出日止之業績已包括於收益表內。

(b) 綜合帳項商譽／負值商譽

商譽乃指收購附屬公司及聯營公司時，收購價大於其在收購日之公平價值（以資產淨值作基準）之差額，負值商譽乃指在收購日之公平價值（以資產淨值作基準）高於收購價之差額，於收購當年撥入儲備帳中。

於二零零一年四月一日前，從收購所產生的商譽會保留在儲備內，直至出售有關之附屬公司或聯營公司或根據會計準則第31號「資產減值」當商譽進一步減值時才計算在損益表內。

於二零零一年四月一日後，從收購所產生的商譽已確認為資產及以其估計可使用年期以直線法攤銷。任何已辦認之減值損失會即確認為費用。

於出售附屬公司及聯營公司投資時，過去撇銷或納入儲備之商譽應佔金額已包括入計算出售附屬公司及聯營公司溢利或虧損。

於二零零一年四月一日前從收購所產生的負值商譽，會保留在儲備內及當出售有關之附屬公司或聯營公司時會回撥並計入收益表內。

於二零零一年四月一日後，由收購所產生的負債商譽將會根據市況分析從資產中扣除並計算在損益表內。

(c) 附屬公司

附屬公司投資以成本價扣除任何確認之減值列於本公司資產負債表內。

(d) 所佔聯營公司權益

聯營公司乃指本集團能對其管理（包括參與財務及經營上之決策），有重大影響力之企業。

綜合收益表包括本集團在聯營公司所佔本年度自收購日起計算之業績。於綜合資產負債表中，在聯營公司之投資是按本集團應佔其資產淨值而列於帳內。

3. 主要會計政策（續）

(e) 資產減值

於每一個結算日，本集團審閱其資產之所載帳面值，以決定該資產是否有減值虧損。如該資產之估計可收回款額少於其所載帳面值，所載帳面值會減少至可收回款額，減值虧損將予即時確認。除該資產以其他基準估值列帳，此時減值將作重估減值處理。

當減值虧損於期後撥回，資產之所載帳面值將增加至修訂之可收回款額。惟在假設於過往年度無就該資產確認減值虧損，高出於此情況下所釐定之帳面之數額則不會撥回。當減值虧損之撥回根據有關會計政策就重估資產入帳時，除非該等資產以重估數額入帳，否則任何減值虧損之撥回於其發生期間即時確認為收益。

(f) 投資物業

投資物業乃已完成之物業，並因具有投資價值而持有，而有關租金收入乃按正常非關連基礎而訂定。

投資物業乃按公開市值每年由獨立測計師對其作出重估。估值之增加或減少乃轉入投資物業重估儲備帳，但若該儲備的總額不足以彌補虧絀，則不足之數於收益表內撇除。若過往曾將某項虧絀撥入收益表而其後出現重估盈餘，則應將此盈餘其中相等於該項曾從收益表中扣除的虧絀之數額撥回收益表。

於出售重估物業時，有關投資物業重估之增值則轉入收益計算表內。

除契約的尚餘年期只有二十年或不足二十年外，投資物業毋須按期計提折舊費用。

(g) 物業、廠房及設備

(i) 物業

持作固定資產的自用物業乃按重估值，即重估日之公開市值，減去期後之折舊入帳。物業重估將定期進行，以確保帳面值與結算日時公平市值無重大差異。重估之增值乃轉入重估儲備，但若此增值曾從收益表中為同一資產扣除的虧絀之數額，則確認為收入。重估時差生的帳面淨值減少數額如超過該重估資產的重估儲備結餘，該超出部份乃在收益表中扣除。於重估物業出售或退撥時，有關重估之增值則轉入保留溢利。

永久業權之土地不予提取折舊撥備，租賃土地乃按其餘下之契約年期提取折舊撥備。非投資物業之樓宇成本乃按直線攤銷法就其估計為二十年至五十年的使用年期或其餘下之有關租賃年期，二者較短者作出折舊撥備。

3. 主要會計政策（續）

(g) 物業、廠房及設備（續）

(ii) 廠房及設備

廠房及設備乃按成本值減去折舊及累積減值虧損列於帳內。資產成本是由購入價和任何直接使資產到達預期使用之地點和工作狀態之費用組成。

廠房及設備之折舊則按成本值及已考慮其估計的剩餘價值，按其估計使用年期以餘額遞減法按下列比率每年撥備：

	購入時額外折舊	每年折舊
電腦設備	20%	40%
其他	20%	20%

出租設備則按成本值按每年折舊率百分之二十或租賃年期兩者間之較短年期作出折舊撥備。

出售或退撥之資產淨利潤或虧損乃由其帳面值與出售所得之差額釐定，並計算在收益表內。

(h) 待售物業

待售物業乃按成本或可變現值二者之較低值入帳。成本包括購入成本及其他直接費用。可變現值為管理層根據現行市場情況作出之估值或如已訂定有約束力的出售合同，則根據協議出售價。

(i) 存貨

存貨指一般商品及耗用物料，一般商品乃按成本或可變現值二者之較低值入帳，而耗用物料則為成本減提取準備入帳，成本包括所有採購成本和使存貨到達當前地點所產生的其他開支，以加權平均法計算。可變現值乃按正常業務範圍內估計之售價扣除估計之銷售費用計算。

(j) 證券投資

證券投資於交易日確認，初步以成本衡量。於期後之報告日，本集團已表達意願及有能力持至到期日（持至到期日之債務證券），是以其折舊成本扣除減值虧損以反影其不可收回值。任何收購持至到期日證券之折讓或溢價之每年折舊會與其他投資收入按投資工具之年期累積，以達至於每段期間所確認之收益作為恆常之投資回報。

非（持有至到期債券證券）之投資列作投資證券及其他投資。

投資證券乃為已確定長遠策略而持有之證券，於其後之申報日按成本減任何永久減損計算。

其他投資按公平值計算，而未變現損益則計入期內之收益表。

(k) 安裝合約

當一項合約的成果能夠可靠地估計時，合約成本會按年度施工價值，根據結算當日合約活動的完工程度計入收益表。

當一項合約的成果不能可靠的估計時，合約成本會在產生的會計期間確認為支出。

3. 主要會計政策（續）

(k) 安裝合約（續）

當合約總成本很有可能會超過合約總收入時，預計的虧損會立即確認為支出。

於結算日的施工中安裝合約乃按已產生成本加上已確認溢利減已確認虧損和按進度開出之帳單之淨額，就適用情況呈列於資產負債表為「就合約工程應向客戶收取的款項（作為資產）」或「就合約工程應用客戶支付的款項（作為負債）」。有關工程施工前所收之金額乃包括於資產負債表中作為負債。客戶尚未支付已就工程進度開出之帳單金額，乃包括於資產負債表中之「應收帳款，存出按金及預繳款項」。

(l) 收益之確認

銷售貨品之收益乃於貨品送出後或貨品擁有權轉予客戶後入帳。收益已減除所有銷售退回及折扣。

提供服務之收益乃於提供服務完畢時入帳。提供服務前之收入乃包括於遞延收益中。

當一項安裝合約的成果能夠可靠地估計時，合約收入會根據年度施工價值，按完工百分比法確認。工程變更，索償及獎勵金及按與客戶達成協議部份入帳。當一項安裝合約的成果不能夠可靠地估計時，確認之收益僅為可能收回之已支出合約成本。

銀行利息收益乃按時間比例入帳，並根據本金及有關之利率計算。

股息及其他投資利息收益須按股東收受股息之權利被確認時方予以入帳。

出售有價證券之收益乃於交易日入帳。

租金收益及其他營業性租賃收益乃按平均分攤方法根據其租賃年期入帳。

(m) 營業性租賃

有關租賃合約所涉及資產之擁有權，因其所產生之主要報酬及風險由出租者所持有及承擔者，此類租賃合約乃歸納於營業性租賃項目。集團租賃資產之費用及出租予客戶之租賃收益，乃以個別租賃期以平均分攤方法列入收益表內。

(n) 外幣換算

本集團，除不在香港經營之公司外，會計記錄均以港幣記帳。本年度內外幣交易是按交易當日之實際率或合約交收日率兌換為港元。資產負債表結算日之外幣流動資產及負債概按結算日率申算為港元。所有外換算盈虧均於收益帳內結算。

綜合報告時，海外附屬公司之財務報告乃按結算日率申算為港元，而所產生之率損益均轉入外兌換浮動儲備帳。

3. 主要會計政策（續）

(o) 稅項

稅項乃根據當年業績，並對非課稅項目及不獲稅務寬減項目作出調整而計算。時差指在稅務上計算的若干收支項目報稅的期間與該等項目列入財務報表的期間不同而產生的差異。因時差影響而產生之稅項，按負債法計算，乃按頗有可能產生負債或資產的部份入帳，並列於財務報表中。

(p) 退休保障計劃

於損益表扣除之退休保障費用乃指於本年度根據本集團所定義之供款計劃之應付供款。

4. 營業額

以下為本集團之營業額分析：

	2002 港幣千元	2001 港幣千元
持續經營業務：		
電腦設備	**271,613**	380,607
電訊系統	**214,936**	267,439
辦公室設備	**147,651**	155,510
科技及網絡技術	**45,549**	85,517
技術及保養服務	**54,819**	59,069
一般商品貿易	**34,034**	30,401
其他	**1,936**	43,520
	770,538	1,022,063
已停止經營業務：		
傳呼服務	**4,826**	32,690
	775,364	1,054,753

5. 按業務及地區劃分之分類資料

按業務劃分

按經營管理目的，本集團現時組織成六個營業部門，這些部門是作為本集團申報主要申報資料之基準。

於本年度內，本集團仍有提供傳呼服務，並按附註10之披露，已於二零零一年五月起停止經營有關之業務。

業務分類資料載列如下：

營業額及業績

截至二零零二年三月三十一日止

	電腦設備	電訊系統	辦公室設備	科技及網絡技術	技術及保養服務	一般商品貿易	其他	傳呼服務（附註）	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額									
總營業額	313,725	225,517	184,758	58,003	60,156	35,753	1,936	4,826	884,674
內部分類收入	(42,112)	(10,581)	(37,107)	(12,454)	(5,337)	(1,719)	–	–	(109,310)
外貿銷售	271,613	214,936	147,651	45,549	54,819	34,034	1,936	4,826	775,364

內部分類收入之作價乃根據管理層參考市場價格作出決定。

	電腦設備	電訊系統	辦公室設備	科技及網絡技術	技術及保養服務	一般商品貿易	其他	傳呼服務（附註）	總數
業績									
分類業績	(1,326)	(7,862)	1,680	(18,459)	5,109	(7,416)	15,357	(881)	(13,798)
利息及股息收入									7,613
未分配公司費用									(3,245)
經營虧損									(9,430)
財務費用									(228)
所佔聯營公司業績	–	–	5,135	–	–	–	–	–	5,135
出售已停止經營業務之收益	–	–	–	–	–	–	–	260	260
除稅前虧損									(4,263)
稅項									(5,166)
本年度虧損									(9,429)

5. 按業務及地區劃分之分類資料(續)

按業務劃分(續)

資產負債表

截至二零零二年三月三十一日止

	電腦設備 港幣千元	電訊系統 港幣千元	辦公室設備 港幣千元	科技及網絡技術 港幣千元	技術及保養服務 港幣千元	一般商品貿易 港幣千元	其他 港幣千元	傳呼服務(附註) 港幣千元	總數 港幣千元
資產									
分類資產	42,653	59,550	42,572	28,646	13,917	7,720	104,660	–	299,718
聯營公司權益	–	–	18,646	–	–	–	–	–	18,646
未分配公司資產									182,627
綜合總資產									500,991
負債									
分類負債	16,334	23,944	6,321	21,580	18,022	4,025	10,014	–	100,240
未分配公司負債									15,699
綜合總負債									115,939

其他資料

截至二零零二年三月三十一日止

	電腦設備 港幣千元	電訊系統 港幣千元	辦公室設備 港幣千元	科技及網絡技術 港幣千元	技術及保養服務 港幣千元	一般商品貿易 港幣千元	其他 港幣千元	傳呼服務(附註) 港幣千元	總數 港幣千元
資本增加	136	4,780	1,235	382	238	874	2,334	1	9,980
物業、廠房及設備折舊	249	2,725	1,060	595	933	856	690	202	7,310
出售物業、廠房及設備虧損	15	1,203	77	2,024	17	663	1	855	4,855

5. 按業務及地區劃分之分類資料

按業務劃分(續)

營業額及業績

截至二零零一年三月三十一日止

	電腦設備 港幣千元	電訊系統 港幣千元	辦公室設備 港幣千元	科技及網絡技術 港幣千元	技術及保養服務 港幣千元	一般商品貿易 港幣千元	其他 港幣千元	傳呼(附註)服務 港幣千元	總數 港幣千元
營業額									
總營業額	405,054	289,198	221,922	96,010	67,111	30,562	43,520	32,690	1,186,067
內部分類收入	(24,447)	(21,759)	(66,412)	(10,493)	(8,042)	(161)	–	–	(131,314)
外貿銷售	380,607	267,439	155,510	85,517	59,069	30,401	43,520	32,690	1,054,753

內部分類收入之作價乃根據管理層參考市場價格作出決定。

	電腦設備 港幣千元	電訊系統 港幣千元	辦公室設備 港幣千元	科技及網絡技術 港幣千元	技術及保養服務 港幣千元	一般商品貿易 港幣千元	其他 港幣千元	傳呼(附註)服務 港幣千元	總數 港幣千元
業績									
分類業績	4,391	17,777	3,568	(7,226)	9,534	(7,453)	(17,194)	(986)	2,411
利息及股息收入									14,426
未分配公司費用									(4,292)
經營溢利									12,545
財務費用									(1,402)
所佔聯營公司業績	–	–	5,109	–	–	–	–	–	5,109
除税前溢利									16,252
税項									(8,491)
本年度溢利									7,761

財務報告附註

截至二零零二年三月三十一日止年度

5. 按業務及地區劃分之分類資料

按業務劃分

資產負債表

截至二零零一年三月三十一日止

	電腦設備 港幣千元	電訊系統 港幣千元	辦公室設備 港幣千元	科技及網絡技術 港幣千元	技術及保養服務 港幣千元	一般商品貿易 港幣千元	其他 港幣千元	傳呼服務（附註） 港幣千元	總數 港幣千元
資產									
分類資產	54,386	83,770	55,455	32,370	16,366	12,515	13,514	10,363	278,739
聯營公司權益	–	–	13,476	–	–	–	–	–	13,476
未分配公司資產									256,500
綜合總資產									548,715
負債									
分類負債	5,108	27,812	12,833	20,748	18,830	10,151	13	13,216	108,711
未分配公司負債									29,667
綜合總負債									138,378

其他資料

截至二零零一年三月三十一日止

	電腦設備 港幣千元	電訊系統 港幣千元	辦公室設備 港幣千元	科技及網絡技術 港幣千元	技術及保養服務 港幣千元	一般商品貿易 港幣千元	其他 港幣千元	傳呼服務（附註） 港幣千元	總數 港幣千元
資本增加	646	4,135	474	4,440	468	2,217	893	112	13,385
物業、廠房及設備折舊	148	2,993	1,056	2,360	1,147	929	540	1,823	10,996
出售物業、廠房及設備虧損	237	347	206	382	202	307	8	1,708	3,397

附註： 於二零零一年五月已停止經傳呼服務之業務。

5. 按業務及地區劃分之分類資料

按地區劃分

本集團經營之銷售電腦設備、辦公室設備、電訊系統、提供科技及網絡技術、技術與保養於香港、內地及泰國運作。傳呼服務，一般商品貿易於香港運作。以下為本集團按業務及地區劃分之營業額及其對本集團經營溢利之貢獻分析：

	經營額按地區劃分		經營（虧損）溢利之貢獻	
	2002	2001	**2002**	2001
	港幣千元	港幣千元	港幣千元	港幣千元
香港	**535,390**	720,522	**(10,306)**	10,198
內地	**119,108**	179,978	**(5,853)**	(5,997)
泰國	**111,520**	141,433	**9,598**	9,363
其他	**9,346**	12,820	**(2,869)**	(1,019)
	775,364	1,054,753	**(9,430)**	12,545

下列按地區劃分所增加物業、廠房及設備所載帳面值之分析：

	分類資產所載帳面值		物業、廠房及設備添置	
	2002	2001	**2002**	2001
	港幣千元	港幣千元	港幣千元	港幣千元
香港	**406,721**	427,842	**7,531**	12,027
內地	**22,318**	43,830	**436**	54
泰國	**66,995**	69,438	**1,873**	877
其他	**4,957**	7,605	**140**	427
	500,991	548,715	**9,980**	13,385

6. 其他收益

	2002	2001
	港幣千元	港幣千元
其他收益包括：		
銀行及其他利息收入	**5,962**	14,389
債券利息收入	**1,644**	–
上市證券股息收入	**7**	37

7. 其他經營支出

	2002	2001
	港幣千元	港幣千元
其他經營支出包括：		
重估物業虧絀：		
投資物業	**270**	1,010
自用物業	**309**	633
附屬公司外幣款項墊支之兑換虧損	**–**	9,972

8. 扣除財務費用前之經營（虧損）溢利

	2002 港幣千元	2001 港幣千元
扣除財務費用前之經營（虧損）溢利已扣除下列各項目：		
物業、廠房及設備折舊	**7,310**	10,996
出售物業、廠房及設備之虧損	**4,855**	3,397
核數師酬金	**1,401**	1,419
營業性租賃之樓宇租用支出	**38,735**	41,736
員工開支，包括董事之酬金*（附註）*	**134,475**	144,811
外滙兌換虧損	**–**	9,972
已實現及未實現之貿易性其他短期投資淨虧損	**–**	2,929
並包括下列項目：		
租金收入港幣638,000元（二零零一年：港幣492,000元）減物業支出	**556**	400
租賃收益港幣867,000元（二零零一年：港幣378,000元）減除物業外其他營業性租賃之支出	**715**	233
已實現及未實現之貿易性其他短期投資淨虧損	**15,479**	7,729
外滙兌換收益	**1,440**	–

附註：員工開支已包括港幣2,880,000之裁減員工付款（二零零一年：港幣3,168,000元）及退休息供款港幣4,304,000（二零零一年：港幣2,929,000），減沒收供款。

9. 財務費用

	2002 港幣千元	2001 港幣千元
償還期不超過五年之銀行透支及其他貸款之利息	**228**	1,402

10. 於二零零一年五月，本集團出售其於香港經營之傳呼業務。出售業務之現金影響詳列於附屬27。傳呼業務由二零零一年四月一日直至停止業務之到期日之業績已包括於綜合財務報告如下：

	2002 港幣千元	2001 港幣千元
營業額	**4,826**	32,690
期內／年度虧損	**881**	986

11. 稅項

	2002 港幣千元	2001 港幣千元
現時稅項		
本公司及其附屬公司		
香港	**1,445**	4,924
海外	**2,963**	3,132
聯營公司		
香港	**747**	615
海外	**11**	–
遞延稅項		
本公司及其附屬公司		
香港	**–**	(180)
	5,166	8,491

香港利得稅準備乃根據本集團各公司之估計應課稅溢利減可運用之前期虧損稅務寬減及按稅率16%(二零零一年：16%)計算。

海外之課稅準備乃按照各公司當地法例之適用稅率及估計應課稅溢利計算。

未入帳的潛在遞延稅項撥回額(折舊)之詳情載於附註第31內。

12. 股息

	2002 港幣千元	2001 港幣千元
已派中期股息		
每股港幣1仙(二零零一年：每股港幣1仙)予856,779,3528股	**8,568**	8,568
二零零一年擬派末期股息每股港幣1仙予856,779,352股	**–**	8,568
截至辦理股份過戶登記日前所發行股份之額外股息	**–**	1
	8,568	17,137

13. 每股(虧損)盈利

每股基本(虧損)盈利之計算乃根據本年虧損港幣9,429,000元(二零零一年溢利港幣7,761,000元)及普通股加權平均股數856,779,352(二零零一年：855,411,857)股計算。

因行使本公司之股份認購股權將引致每股虧損減少，故於截至二零零二年三月三十一日止年度之帳目內，並未有列出每股攤薄虧損。

二零零一年三月三十一日之攤薄每股盈利計算如下：

	港幣千元
就計算攤薄每股盈利之溢利	7,761
	股數
就計算基本每股盈利之普通股股份加權平均數目	855,411,857
潛在可攤薄普通股股份之影響：	
認購股權	7,269,737
就計算攤薄每股盈利之普通股股份加權平均數目	862,681,594

14. 投資物業

	集團 港幣千元
估值	
於二零零一年四月一日	5,310
重估虧損	(270)
於二零零二年三月三十一日	5,040

位於內地屬中期物業之投資物業於二零零二年三月三十一日由獨立專業估值師戴德梁行按公開市場價值重估。

投資物業之年度租金收益為港幣453,000元(二零零一年：318,000元)。

15. 物業、廠房及設備

	物業							傢俬、裝置辦公室設備及汽車		
	香港	海外		內地					持作營業性	
	中期契約 港幣千元	永久業權 港幣千元	中期契約 港幣千元	長期契約 港幣千元	中期契約 港幣千元	發射器及通訊設備 港幣千元	機器、工具及設備 港幣千元	公司自用 港幣千元	租賃用途 港幣千元	合計 港幣千元
集團										
成本值或估值										
二零零一年四月一日	5,800	6,630	306	1,560	1,760	36,877	25,272	33,973	671	112,849
匯兌調整	–	382	18	–	7	–	101	250	20	778
添置	–	–	–	–	–	1	1,679	6,645	1,655	9,980
出售	–	–	–	–	–	(4,074)	(6,459)	(8,810)	(208)	(19,551)
出售附屬公司	–	–	–	–	–	(32,502)	(3,788)	(222)	–	(36,512)
重估虧損	(540)	(72)	(27)	–	(97)	–	–	–	–	(736)
二零零二年三月三十一日	5,260	6,940	297	1,560	1,670	302	16,805	31,836	2,138	66,808
累積折舊										
二零零一年四月一日	–	–	–	–	–	30,267	19,843	22,029	237	72,376
匯兌調整	–	–	–	–	–	–	62	211	3	276
年度折舊	126	269	108	27	40	237	1,918	4,304	281	7,310
售出撥回	–	–	–	–	–	(3,354)	(5,359)	(5,408)	(137)	(14,258)
出售附屬公司撥回	–	–	–	–	–	(26,965)	(3,604)	(202)	–	(30,771)
重估撥回	(126)	(269)	(108)	(27)	(40)	–	–	–	–	(570)
二零零二年三月三十一日	–	–	–	–	–	185	12,860	20,934	384	34,363
帳面淨值										
二零零二年三月三十一日	5,260	6,940	297	1,560	1,670	117	3,945	10,902	1,754	32,445
二零零一年三月三十一日	5,800	6,630	306	1,560	1,760	6,610	5,429	11,944	434	40,473

於二零零二年三月三十一日，本集團物業、廠房及設備之成本須及估值如下：

成本	–	–	–	–	–	302	16,805	31,836	2,138	51,081
二零零二年專業估值	5,260	6,940	297	1,560	1,670	–	–	–	–	15,727
	5,260	6,940	297	1,560	1,670	302	16,805	31,836	2,138	66,808

15. 物業、廠房及設備(續)

物業均由獨立專業估價人士於二零零二年三月三十一日按公開市場基準予以重估。香港物業由簡福飴測量行重估。海外物業由Insignia Brooke (Thailand)Limited重估。內地物業由戴德梁行重估。

如該類物業按成本減除累積折舊入帳,於二零零二年三月三十一日之所載帳面淨值應為港幣23,766,000元(二零零一年:港幣24,897,000元)。

本公司

於本年度內、本公司添置一輛汽車作公司自用。

	港幣千元
成本	
添置	348
二零零二年三月三十一日	348
累積折舊	
年度折舊	111
二零零二年三月三十一日	111
賬面淨值	
二零零二年三月三十一日	237
二零零一年三月三十一日	–

16. 所佔附屬公司權益

	公司	
	2002	2001
	港幣千元	港幣千元
無牌價股份成本價減減值虧損	**58,801**	58,668
應收附屬公司款項減撥備	**52,525**	49,280
	111,326	107,948

有關本集團各主要附屬公司之資料,請參閱第53至第54頁。

根據各董事之意見,若將所有附屬公司之資料完全列出,乃過於冗長,故所載之附屬公司之資料,乃對本集團業績及資產有重大影響之公司。

17. 所佔聯營公司權益

	集團	
	2002	2001
	港幣千元	港幣千元
應佔資產淨值	**15,881**	11,504
聯營公司應收帳	**2,765**	1,972
	18,646	13,476

有關本集團於二零零二年三月三十一日各聯營公司之資料如下：

聯營公司名稱	註冊／營業地點或國家	股份類別	商業結構形式	由附屬公司持有應佔已發行股本或註冊股本權益百分率	主要業務
聯合文儀有限公司	香港	普通	註冊	41	辦公室設備貿易
廣州其士科技有限公司	內地	不適用	註冊	24	辦公室設備貿易及維修服務

18. 證券投資

	本集團		本公司	
	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元
持有直至到期日之證券：				
債務證券無牌價	**72,322**	–	**72,322**	–
其他投資：				
股本證券有牌價 海外地區	**16,405**	–	**–**	–
	88,727	–	**72,322**	–
有牌價證券之市值： 股本證券	**16,405**	–	**–**	–
作財務報告用途之帳面值分析如下：				
非流動	**72,322**	–	**72,322**	–
流動	**16,405**	–	**–**	–
	88,727	–	**72,322**	–

19. 存貨

	集團	
	2002	2001
	港幣千元	港幣千元
待售存貨	**64,332**	94,215
耗用物料	**6,741**	6,532
	71,073	100,747

於本年度確認為費用之存貨成本為港幣10,300,000元(二零零一年：港幣7,535,000元)。

以上列示之存貨包括待售存貨港幣550,051,000元(二零零一年：港幣719,622,000元)乃以其可變現值計算。

20. 待售物業

所有待售物業皆以成本值入帳。本年度並無售出待售物業。

21. 應收帳款、存出按金及預付款項

應收帳款、存出按金及預付款項包括應收貨款港幣60,557,000元(二零零一年：港幣93,612,000 元)。以下為二零零二年三月三十一日結算之應收貨款之帳齡分析：

	集團	
	2002	2001
	港幣千元	港幣千元
0－60天	**45,030**	74,586
61－90天	**5,110**	9,436
逾90天	**10,417**	9,590
總計	**60,557**	93,612

本集團對各個核心業務之客戶已確立指定之信貸政策，給予貿易客戶之平均信貸期為60天。

22. 就合約工程應向客戶收取(應付)的款項

	集團	
	2002	2001
	港幣千元	港幣千元
於結算日之施工中合約：		
已產生的合約成本	**12,950**	145
已確認溢利減虧損	**(6,493)**	11
	6,457	156
進度款	**(9,341)**	(156)
	(2,884)	–
代表為：		
已計入流動資產之合約客戶欠款	**1,568**	–
已計入流動負債之應付合約客戶款	**(4,452)**	–
	(2,884)	–

於二零零二年三月三十一日，客戶所持之保留款為港幣1,067,000元(二零零一年：港幣372,000元)，而同時並未就合約工程收取客戶預付款。

23. 應付款項、存入按金及應付費用

應付款項、存入按金及應付費用包括應付貨款港幣43,794,000元(二零零一年：港幣43,166,000元)。以下為二零零二年三月三十一日結算之應付貨款之帳齡分析：

	集團	
	2002	2001
	港幣千元	港幣千元
0－60天	**32,358**	40,414
61－90天	**56**	1,199
逾90天	**11,380**	1,553
總計	**43,794**	43,166

24. 股本

	每股面值港幣0.1元之普通股數目	票面值 港幣千元
法定股本：	1,200,000,000	120,000
已發行及繳足股本：		
二零零零年四月一日	854,449,558	85,445
於行使認購股權	20,000	2
發行新股以代替現金股息	2,309,794	231
於二零零二年三月三十一日及二零零一年三月三十一日	856,779,352	85,678

附註：

(a) 法定及已發行股本

法定股本於二零零二年三月三十一日止之兩個年度，並無任何變動。

發行股本於二零零二年三月三十一日止年度，並無任何變動。

(b) 本公司之認購股權計劃

於二零零二年三月三十一日，以下為根據本公司認購股權計劃而尚未行使之認購股權：

每股行使價：　港幣0.4640元

行使期限：　二零零零年六月三十日至二零零三年六月二十九日

認購股權股份數目：　28,550,000

於本年度內，並無行使認購股權。

25. 儲備

	股本溢價 港幣千元	資本儲備帳 港幣千元	資本贖回儲備帳 港幣千元	其他物業重估儲備帳 港幣千元	外滙兌換浮動儲備帳 港幣千元	股息儲備帳 港幣千元	保留溢利 港幣千元	合計 港幣千元
集團								
於二零零零年四月一日								
－結存如前記錄	222,599	18,231	14	25	589	–	83,163	324,621
－取消確認末期股息（附註2a）	–	–	–	–	–	25,633	–	25,633
結存重列	222,599	18,231	14	25	589	25,633	83,163	350,254
二零零零年已派末期股息	–	–	–	–	–	(25,633)	–	(25,633)
重新分類（附註b）	–	–	–	882	(882)	–	–	–
發行股份	841	–	–	–	–	–	–	841
股份發行費用	(6)	–	–	–	–	–	–	(6)
重估物業虧絀	–	–	–	84	–	–	–	84
申算海外附屬公司財務報告所產生之兌換轉變	–	–	–	–	(257)	–	–	(257)
本年度溢利	–	–	–	–	–	–	7,761	7,761
繳付前期附加股息	–	–	–	–	–	–	(1)	(1)
股息	–	–	–	–	–	8,568	(17,136)	(8,568)
於二零零一年三月三十一日	223,434	18,231	14	991	(550)	8,568	73,787	324,475
二零零一年已派末期股息	–	–	–	–	–	(8,568)	–	(8,568)
重估物業盈餘	–	–	–	143	–	–	–	143
申算海外附屬公司財務報告所產生之兌換轉變	–	–	–	–	1,137	–	–	1,137
本年度虧損	–	–	–	–	–	–	(9,429)	(9,429)
股息	–	–	–	–	–	–	(8,568)	(8,568)
於二零零二年三月三十一日	223,434	18,231	14	1,134	587	–	55,790	299,190

附註：

(a) 於年度結算日，本集團之儲備包括集團所佔聯營公司自收購日起計算之保留溢利港幣9,625,000元（二零零一年：港幣5,248,000元）。

(b) 於上年度財務報告所透露之外兌換浮動儲備帳已重新分析，而歸於其他物業重估儲備帳之部份已轉往該儲備帳。

(c) 資本儲備帳內包括綜合帳項產生之商譽港幣二萬七千元（二零零一年：港幣：二萬七千元）及負值商譽港幣十九萬八千元（二零零一年：港幣十九萬八千元）。

25. 儲備(續)

	股本溢價 港幣千元	資本儲備帳 港幣千元	資本贖回儲備帳 港幣千元	股息儲備帳 港幣千元	保留溢利 港幣千元	合計 港幣千元
公司						
於二零零零年四月一日						
－結存如前記錄	222,599	6,226	14	–	1,040	229,879
－取消確認末期股息 (附註2(a))	–	–	–	25,633	–	25,633
結存重列	222,599	6,226	14	25,633	1,040	255,512
二零零零年已派末期股息	–	–	–	(25,633)	–	(25,633)
發行股份	841	–	–	–	–	841
股份發行費用	(6)	–	–	–	–	(6)
本年度溢利	–	–	–	–	32,024	32,024
繳付前期附加股息	–	–	–	–	(1)	(1)
股息	–	–	–	8,568	(17,136)	(8,568)
於二零零一年三月三十一日	223,434	6,226	14	8,568	15,927	254,169
二零零一年已派末期股息	–	–	–	(8,568)	–	(8,568)
本年度虧損	–	–	–	–	13,929	13,929
股息	–	–	–	–	(8,568)	(8,568)
於二零零二年三月三十一日	223,434	6,226	14	–	21,288	250,962

繳入盈餘乃於一九八九年重組附屬公司時之資產值與公司因認購時所發行股份減期後於繳入盈餘撥出之派發股息之面值差額。根據百慕達一九八一年公司(修訂)法例，繳入盈餘乃可分派予股東。

於二零零二年三月三十一日，本公司可派發與股東之儲備為港幣27,514,000元(二零零一年：港幣22,153,000元)。

26. 除税前(虧損)溢利與經營業務之現金(支出)注入淨額對帳表

	2002 港幣千元	2001 港幣千元
除税前(虧損)溢利	**(4,263)**	16,252
所佔一間聯營公司業績	**(5,135)**	(5,109)
利息收入	**(7,606)**	(14,389)
利息支出	**228**	1,402
有價證券之股息收入	**(7)**	(37)
折舊	**7,310**	10,996
重估物業之虧絀	**579**	1,643
出售已停止經營業務之收益	**(260)**	–
出售固定資產之虧損	**4,855**	3,397
存貨減少	**31,304**	4,552
應收帳款、存出按金及預繳款項減少(增加)	**40,156**	(7,643)
就合約工程應向客戶收取款項之(增加)減少	**(1,568)**	688
投資及證券(增加)減少	**(88,727)**	14,982
其他短期證券投資減少	**–**	38,364
應付票據減少	**(3,525)**	(2,090)
應付款項、存入按金及應付費用減少	**(9,029)**	(50,184)
就合約工程應向客戶支付款項增加(減少)	**4,452**	(79)
遞延服務收入減少	**(3,261)**	(1,208)
滙兑調整	**(1,631)**	9,887
經營業務之現金(支出)注入淨額	**(36,128)**	21,424

27. 出售附屬公司

	港幣千元
出售之淨資產：	
物業、廠房及設備	5,741
應收帳款，存出按金及預付款項	3,959
現金及銀行存款	18
應付款項、存入按金及應付費用	(218)
遞延服務存款	(8,200)
課税準備	(502)
	798
出售之收益	260
總代價應收帳款	1,058
出售所引致之現金支出：	
出售之現金及銀行存款結存	18

於本年度內出售之附屬公司對本集團之現金流量、營業額及盈利並無重大貢獻。

28. 本年度融資變動之分析

	股本及溢價 港幣千元	應付最終控股公司款項 港幣千元	少數股東權益 港幣千元
於二零零零年四月一日之融資	308,044	4,765	227
融資產生之現金淨收入（支出）	2	(1,827)	–
發行新股以代替現金股息	1,066	–	–
滙兑調整	–	–	(43)
於二零零一年三月三十一日之融資	309,112	2,938	184
融資產生之現金淨支出	–	(1,482)	–
於二零零二年三月三十一日	309,112	1,456	184

29. 現金及等同現金項目結存之分析

	2002 港幣千元	2001 港幣千元
現金及銀行存款	**170,338**	235,531
銀行透支	**(98)**	(1,812)
	170,240	233,719

30. 董事及高級行政人員之酬金

公司董事之酬金細詳如下：

	2002 港幣千元	2001 港幣千元
袍金	**240**	226
薪金、津貼及其他福利	**1,514**	1,345
退休金之供款	**61**	58
	1,815	1,629

除支付予獨立非執行董事之董事袍金港幣240,000元（二零零一年：港幣226,000元）外，於過去二年，獨立非執行董事及非執行董事並無收取任何酬金。

董事酬金可按金額劃分為下列組別：

組別	董事人數 2002	董事人數 2001
無 — 港幣1,000,000元	**9**	10
港幣1,000,001元 — 港幣1,500,000元	**–**	1
港幣1,500,001元 — 港幣3,000,000元	**1**	1

此外，以上披露之董事酬金，五名董事於最終控股公司共收取港幣17,632,000元（二零零一年：港幣16,942,000元）之酬金作為其對最終控股公司及其附屬公司（包括本集團）作出之服務。

而最終控股公司所付之金額，並沒有對其公司、最終控股公司及所有附屬公司之服務作出分配。

30. 董事及高級行政人員之酬金(續)

五名最高酬金人士之中，其中一位(二零零一年：一位)為董事，其酬金乃於上述披露。

其餘四名(二零零一年：四名)最高酬金人士之總酬金為如下：

	2002 港幣千元	2001 港幣千元
薪金、津貼及其他福利	**3,311**	3,065
退休金之供款	**167**	152
	3,478	3,217

該四名(二零零一年：四名)最高酬金人士可按金額劃分為下列組別：

	人數	
組別	**2002**	2001
無 — 港幣1,000,000元	**3**	4
港幣1,000,001元 — 港幣1,500,000元	**1**	–

31. 遞延稅項

在結算當日，本綜合財政報告並無計入的潛在遞延稅項資產，其主要項目為如下：

	集團	
	2002 港幣千元	2001 港幣千元
時差所引致稅項上的影響：		
超出折舊稅額的折舊費	**2,403**	1,883
未徵用的稅項損失	**75,420**	68,991
	77,823	70,874

本年度未予提取準備的遞延稅項撥回(支出)額為如下：

	集團	
	2002 港幣千元	2001 港幣千元
時差所引致稅項上的影響：		
超出折舊免稅額的折舊費	**520**	813
未徵用的稅項損失	**6,429**	4,923
其他時差	**–**	(566)
	6,949	5,170

基於未能確定稅項虧損，故本財務報告並未將可用作抵銷將來利潤之稅項虧損作遞延稅項資產處理。

由於出售重估物業的盈利或虧損不會產生稅務負債，故並未為香港及泰國重估物業之增值或虧絀作出遞延稅項準備。按此，重估物業並不會構成稅務上的時差。

內地物業估值產生之虧絀並不會構成稅務上的時差，故不會構成遞延稅項資產或負債。

32. 資產抵押

於二零零二年三月三十一日，一間海外附屬公司已將帳面淨值約共港幣6,383,000元之海外永久業權物業(二零零一年：港幣6,103,000元)作抵押，以取得一般性銀行貸款融資。

33. 資本承擔及或然負債

於二零零二年三月三十一日：

(a) 本公司有以下或然負債：

(i) 為附屬公司借取銀行信貸而作出之擔保，共港幣4,750,000元(二零零一年：港幣5,271,000元)。

(ii) 為附屬公司履約作出擔保共港幣2,670,000元(二零零一年：港幣5,232,000元)。

(b) 本集團須繳付予在終止僱用時符合僱傭條例規定而應收取長期服務金之僱員之長期服務金約為港幣6,965,000元(二零零一年：港幣7,232,000元)。

34. 資本承擔及或然負債

(a) 本集團作為承租人

於二零零二年三月三十一日，根據於下列期間約滿之不可撤消之營業性租約，本集團及本公司須承擔支付有關之最低租金如下：

	本集團		本公司	
	2002	2001	**2002**	2001
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
於一年內	**22,936**	29,168	**3,823**	6,044
第二至五年內 (包括首尾兩年)	**4,587**	18,322	**–**	4,533
	27,523	47,490	**3,823**	10,577

租約經商議達成之租期平均固定為兩年。

(b) 本集團作為出租人

於結算日，投資物業之累積所載帳面值約為港幣5,040,000(二零零一年：港幣5,310,000)並以經營性租約出租。投資物業租期為兩年及並無給予租戶可續約之選擇。根據與租戶訂立於下列期間之不註銷之營業性租約，本集團日後可收取之最低租金如下：

	本集團	
	2002	2001
	港幣千元	*港幣千元*
於一年內	**450**	180
第二至第五年(包括首尾兩年)	**33**	117
	483	297

35. 有關連人士交易

按照標準會計準則第二十號，本公司之最終控股公司其士國際集團有限公司（「其士國際」）和其附屬、聯營公司及共同控制實體等均被視為有關連人士，本集團與該等公司的主要交易詳列如下：

(a) 本公司與其士（香港）有限公司（「其士香港」），由其士國際全資擁有之全資附屬公司已重新簽訂於二零零一年三月三十一日屆滿之管理服務協議書，由其士香港於截至二零零二年三月三十一日止年度內，提供公司秘書、會計、電子數據處理、人事及物業管理服務予本集團。根據該協議書，本集團（海外附屬公司除外）須按照全年營業額之0.5%付予其士香港作為管理服務費用。在截至二零零二年三月三十一日止年度內，根據該項協議支付予其士香港之管理費約為港幣4,044,000元（二零零一年：港幣5,431,000元）。該管理服務協議書已續期一年。

(b) 於本年度內，本集團按市價向其士國際全資附屬公司售買電腦及辦公室設備及收取服務收益合共港幣3,913,000元（二零零一年：港幣4,517,000元）。

(c) 於本年內，本集團繳付按市值釐定租金約港幣5,909,000元（二零零一年：港幣9,917,000元）予由其士國際全資擁有之附屬公司，作為使用其樓宇之報酬。

(d) 於本年內，本集團繳付租金及運輸費用分別約港幣4,999,000元（二零零一年：港幣6,494,000元）及港幣2,515,000元（二零零一年：港幣2,832,000元）予一間由其士國際全資附屬公司，以回收本集團提供服務之成本。

於結算日，本集團對最終控股公司仍有應付款項。於二零零二年三月三十一日尚餘之金額已於資產負債表表達。

除上述外，於本年度內，本集團墊款予一間聯營公司。惟給予該公司於二零零二年三月三十一日之墊款餘額並已披露於附註17。

集團對最終控股公司之應付款項及聯營公司收帳款為無抵押、不帶利息。

主要附屬公司

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本	股份數目	已發行股本權益百分率	主要業務
由本公司直接持有之公司：						
其士(商業系統)集團有限公司	香港	普通	31,600,000港元	316,000,000	100	投資控股
Chevalier iTech (S)Pte Ltd.**	新加坡	普通	500,000新加坡元	500,000	100	辦公室設備貿易
Chevalier iTech Thai Limited #** (前稱Chevalier OA (Thailand) Limited)	泰國	普通 優先	3,980,000泰國銖 1,020,000泰國銖	39,800 10,200	100 47	電腦及辦公室設備貿易
Chevalier iTech (M) Sdn. Bhd. (前稱Chevalier iTech (Malaysia) Sdn. Bhd.) **	馬來西亞	普通	300,000馬來西亞元	300,000	100	通訊設備貿易
Chevalier Telecom (Thailand) Limited**	泰國	普通	5,000,000泰國銖	50,000	100	電訊設備貿易
Sup Aswin Limited **	泰國	普通	15,000,000泰國銖	150,000	100	物業投資
由本公司間接持有之公司：						
其士(商業機器)有限公司	香港	普通	2港元	2	100	辦公室設備貿易
其士(電腦)有限公司	香港	普通	100,000港元	100,000	100	電腦系統及設備貿易及維修
其士(資訊網絡)有限公司	香港	普通	2港元	2	100	資訊網絡服務
其士商業系統(中國)有限公司	香港	普通	2港元	2	100	電腦及辦公室設備貿易
其士(網絡科技)有限公司	香港	普通	2港元	2	100	網絡技術工程服務

主要附屬公司

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本	股份數目	已發行股本權益百分率	主要業務
其士(商業系統)有限公司	香港	普通	100,000港元	100,000	100	電腦及辦公室設備貿易及維修保養
其士(商業系統)工程有限公司	香港	普通	2港元	2	100	維修保養
其士辦公室設備工程(深圳)有限公司**	內地	不適用	1,800,000港元	不適用	100	維修保養
廣州其士科技工程有限公司**	內地	不適用	5,000,000港元	不適用	100	維修保養
Chevalier Q-Mart Limited	香港	普通	2港元	2	100	零售家居用品
其士(衛星通訊)有限公司	香港	普通	2港元	2	100	裝設衛星電視天線
其士店有限公司	香港	普通	2港元	2	100	電訊設備貿易
其士(通訊)有限公司	香港	普通	2港元	2	100	電訊設備貿易
其士(步步通網絡)有限公司	香港	普通	200,000,000港元	200,000,000	100	貿易及通訊服務
勵發有限公司	香港	普通	2港元	2	100	物業投資及買賣股票

在年結日並無附屬公司借入資本結存。

\# *上述公司之優先股，每四股優先股附有一投票權，當公司進行清盤時，其股票持有人並沒有分享剩餘資產或超過每年百分之十溢利分配之權利。*

** *非由德勤•關黃陳方會計師行所核數。*

Contents

FINANCIAL SUMMARY	2
CORPORATE INFORMATION	3
CHAIRMAN'S STATEMENT	4
FINANCIAL REVIEW	8
SCHEDULE OF THE MAJOR PROPERTIES	9
REPORT OF THE DIRECTORS	10
REPORT OF THE AUDITORS	21
CONSOLIDATED INCOME STATEMENT	22
CONSOLIDATED BALANCE SHEET	23
BALANCE SHEET	24
CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES	25
CONSOLIDATED CASH FLOW STATEMENT	26
NOTES TO THE FINANCIAL STATEMENTS	27
PRINCIPAL SUBSIDIARIES	53

Financial Calendar

Event	Date
Announcement of Interim Results	18th December, 2001
Announcement of Final Results	11th July, 2002
Book Close Date of Interim Dividend	9th to 11th January, 2002
Annual General Meeting	20th September, 2002
Payment of Interim Dividend of HK1 cent per share	16th January, 2002

Financial Summary

(amounts expressed in Hong Kong Dollars)

The following is a summary of the total assets, total liabilities, share capital and results of the Group for the five years ended 31st March, 2002.

	1998	1999	2000	2001	**2002**
Financials *($ Million)*					
Total assets	603	620	635	549	**501**
Total liabilities	170	185	199	138	**116**
Minority interests	–	–	–	–	**–**
Shareholders' funds	433	435	436	411	**385**
Share capital	828	828	854	857	**857**
(No. of shares issued – in Million)					
Turnover	1,362	1,093	1,182	1,055	**775**
Net profit (loss) for the year	45	34	26	8	**(9)**
Per Share Basis *(cents)*					
Earnings (loss)	5.9	4.1	3.1	0.9	**(1.1)**
Dividend	4	4	4	2	**1**
Net asset value *(at book value)*	52	52	51	48	**45**

Prior years have been adjusted to reflect the change in accounting policies for the adoption of new and revised Statements of Standard Accounting Practice as set out in notes to the financial statements.

TURNOVER


98
99
00
01
02
0 200 400 600 800 1000 1200 1400 1600
($ Million)

NET PROFIT (LOSS)


98
99
00
01
02
-10 0 10 20 30 40 50
($ Million)

EARNINGS (LOSS) AND DIVIDEND (PER SHARE BASIS)


98
99
00
01
02
-2 -1 0 2 4 6
(cents)
Earnings (loss)
Dividend

SHAREHOLDERS' FUNDS


98
99
00
01
02
0 50 100 150 200 250 300 350 400 450 500
($ Million)

Corporate Information

Executive Directors

CHOW Yei Ching *(Chairman)*
FUNG Pak Kwan *(Managing Director)*
KUOK Hoi Sang
KAN Ka Hon
Lily CHOW

Independent Non-Executive Directors

YUEN Tin Fan, Francis
Shinichi YONEHARA

Secretary

KAN Ka Hon

Auditors

Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong
26th Floor, Wing On Centre,
111 Connaught Road Central, Hong Kong

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Shanghai Commercial Bank Limited
The Bank of East Asia, Limited
UFJ Bank Limited

Solicitors

Richards Butler
Appleby Spurling & Kempe

Registered Office

Cedar House, 41 Cedar Avenue,
Hamilton, HM12, Bermuda

Principal Place of Business

22nd Floor, Chevalier Commercial Centre,
8 Wang Hoi Road, Kowloon Bay,
Hong Kong
Telephone: (852) 2318 1818
Facsimile: (852) 2757 5138

Principal Share Registrars

Butterfield Corporate Services Limited
Rosebank Centre, 14 Bermudiana Road,
Pembroke, Bermuda

Branch Share Registrars and Transfer Office in Hong Kong

Standard Registrars Limited
5th Floor, Wing On Centre,
111 Connaught Road Central, Hong Kong

Share Listing

The Stock Exchange of Hong Kong Limited
Stock Code: 508

ADR Depositary Bank

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor
New York, NY 10286, USA

Website

http://www.chevalier-itech.com

Chairman's Statement

OVERVIEW

The year 2001 was a difficult and challenging year for the Group. The weak global economy and the fierce competition in the IT market imposed significant pressure on the Group's turnover and profitability, resulting in an unsatisfactory result for the year ended 31st March, 2002. The Group has recorded the turnover of approximately HK$775 million, representing a decrease of 26%. Loss for the year amounted to HK$9.43 million, compared with a net profit of HK$7.76 million in previous year. Loss per share was HK1.1 cents.



Dr CHOW Yei Ching

DIVIDEND

The Board of Directors does not recommend the payment of any final dividend for the year (2001: HK1 cent). The interim dividend of HK1 cent (2001: HK1 cent) per share was paid during the year, representing a dividend distribution of HK1 cent (2001: HK2 cents) per share for the year ended 31st March, 2002.

MANAGEMENT DISCUSSION AND ANALYSIS

During the year, the total sales of the Computer Division dropped by more than 28% due to the shrinkage in capital spending in the commercial sector. However, condition improved slightly due to the stringent control in overheads and the implementation of effective marketing strategies in promoting products and services excellence.



2002 FIFA World Cup™ Toshiba Lucky Draw organized by Chevalier (OA) Limited



TOSHIBA ultraportable notebook computer - Portege Series

Chairman's Statement


CHEVALIER (NETWORK SOLUTIONS) LIMITED
CHEVALIER NETWORK SOLUTIONS LIMITED
NOKIA
Chevalier (Network Solutions) Limited participated in Expo 2002

The performance of the IT & Network Solutions Division is not satisfactory due to keen competition. On the other hand, Chevalier (Network Solutions) Limited ("CNK"), a company set up in 2000 to provide various network services and system integration for corporate users, has secured several major contracts from the private sector. A major contract was awarded by Television Broadcasts Limited in April 2001 to supply, deliver and install fibre network and telecommunication systems for the New TV City in Tseung Kwan O. Besides, CNK was also granted the broadband infrastructure network and in-building ELV systems contract for International Finance Centre, Phase II in May 2001. During the year, Chevalier (Satellink) Limited has awarded ISO 9001:2000 for the design, supply, installation and maintenance of extra low voltage electrical systems, voice and data networking systems.


Certificate No: CC 2229

CERTIFIED COMPANY
HKQAA

This is to certify that the Quality Management System of

CHEVALIER (SATELLINK) LIMITED

complies with the requirements of ISO 9001 : 2000 quality management system standard applicable to:

Design, supply, installation and maintenance of *extra low voltage electrical systems, voice and data networking systems

Signed for and on behalf of
HONG KONG QUALITY ASSURANCE AGENCY

Secretary
Director

Award of ISO 9001:2000 certificate to Chevalier (Satellink) Limited


Fibre network and telecommunication systems for New TV City in Tseung Kwan O

Both turnover and contribution of the Telecommunication Systems & Services Division deteriorated further during the year as the mobile phone market in Hong Kong has almost saturated. Competition among local network operators was very keen and, as a result, Chevalier Shops and other mobile phone franchise shops of the Group reported a significant drop in both turnover and loss incurred during the year. In order to improve its performance, the Group has rationalised its telecommunication retail business by discontinuing those unprofitable outlets and relocated some of the shops. Such restructuring plan also gave rise to losses arising from the

Chairman's Statement



Chevalier Shop at Tuen Mun Plaza

write-off of decoration and fixtures. Currently, the Group operates a total of 14 Chevalier Shops and 26 franchise shops.

The Office Equipment Division also experienced another difficult year but the situation stabilised despite the stagnant market condition. In addition, the turnover of the After-sales Services Division also decreased slightly but the gross margins improved due to the improvement in the operating efficiency and tight cost control. The Group will continue to offer quality products and after-sales services to satisfy the customers' needs.



Toshiba e-Studio 45 digital copier

During the year, the overall performance of Q-Mart Shops was unsatisfactory mainly due to the high start-up cost and intensive competition. In order to improve the turnover, Q-Mart Shops will focus on strengthening customer services and product varieties. Currently, the Group operates 8 Q-Mart Shops at different locations in Hong Kong.



Showroom in Thailand office

Good performance was recorded in the Group's cabling system and telecommunication systems and services in Thailand. However, the turnover of Computer Division was reduced by approximately 40% in Thailand market.

PROSPECTS

After the burst of the US technology-driven bubble in 2000, the development of the IT and telecommunications market worldwide has been slowing down substantially over the past two years. In Hong Kong and South East Asia, the demand for IT products and office equipment is persistently weak as the uncertain economic conditions caused companies to slash capital spending. Besides, stiff market competition has a spiral adverse effect on the prices and profit margins of the products and services. The outlook of Hong Kong economy will mainly depend on the pace of recovery in the US. Recent economic indicators showed that the US economy is still wobbling along the road to recovery and the pace for the recovery in Hong Kong economy is still uncertain. Demand is unlikely to improve until there is an improvement in labour market conditions. Prospect of a revival in capital investment would remain uncertain due to the persistent deflationary pressures. Therefore, it is expected that the operating environment will remain difficult in the foreseeable future.

The Group believes that the Mainland will be a perk to Hong Kong under the present unfavourable external environment. The Mainland's rapid economic growth and the anticipated strong increase in investment and consumption arising from its accession to the World Trade Organisation will open up numerous business opportunities. With the existing extensive network in the Mainland, the Group is cautiously optimistic in the long-term prospect in the China market.

Looking forward, the Management will continue to prudently develop business especially in the Mainland and resort to stringent cost control measures in order to maintain its competitive edge. The Group considers that the present weak economic conditions actually offer a golden opportunity to re-position and consolidate its business in Hong Kong, the Mainland and South East Asia. With the experienced management team and the expertise in the IT industry, the Group is well positioned to withstand the tough economic climate.

APPRECIATION

2001 has been a bumpy year for Hong Kong, during which the Group has been confronted by many challenges in both economic and political aspects. On behalf of the Board, I would like to take this opportunity to truly thank all staff for their concerted effort which has enabled the Group to move through these rough times safely.

CHOW Yei Ching
Chairman

Hong Kong, 11th July, 2002

Financial Review

As at 31st March, 2002, the Group's total net asset amounted to approximately HK$385 million (2001: HK$410 million), a decrease of HK$25 million or 6.1% when compared with 2001.

Total debt to equity ratio was 0.03% (2001: 0.45%) and net debt to equity ratio was nil (2001: Nil), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net asset of HK$385 million (2001: HK$410 million).

At the balance sheet date, the Group's bank and other borrowings amounted to HK$98,000 (2001: HK$1,812,000). Cash and deposit at bank amounted to HK$170 million (2001: HK$236 million) and there are no net borrowings for the two years.

Finance costs for the year amounted to HK$228,000 (2001: HK$1,402,000), a decrease of HK$1,174,000 as compared with 2001.

The Company has provided guarantees in respect of loan facilities granted to subsidiary companies amounting to HK$4,750,000 (2001: HK$5,271,000).

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

Schedule of the Major Properties

Particulars of major properties held by the Group are as follows:

Location	Usage	Approximate gross floor area	Lease term	Group's interest
		sq. ft.		%
Thailand				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis	Office premises and showroom	21,300	Freehold	100
The Mainland				
Units 4, 5, 6 and 7 of 18th Floor, Dongshan Plaza, Guangzhou, Guangdong Province	Office premises	7,200	Medium	100
Unit 1, 15th Floor, Ming Ngan Court, Guangzhou, Guangdong Province	Staff quarters	1,400	Long	100
Units B and F, 18th Floor, Kam Lai Square, Shanghai	Staff quarters	1,800	Long	100
Hong Kong				
Unit 5 of 3rd Floor, Elite Industrial Centre, 833 Cheung Sha Wan Road, Kowloon	Service centre	1,660	Medium	100
23rd Floor, No. 88 Lockhart Road, Wanchai	Service centre	2,010	Medium	100

Report of the Directors

The Directors present to shareholders their annual report together with the audited financial statements of the Company and of the Group for the year ended 31st March, 2002.

Principal Activities

The principal activity of the Company is investment holding while its subsidiaries are engaged in the provision of a wide range of voice and data communication equipment and services, system integrated IT solutions, including one-stop total solution ranging from backbone networking, server and software applications, LAN/WAN solutions, web-page design and e-commerce solutions to in-building facilities such as optical fiber, structured cabling systems, security systems and satellite receiving systems. They are also engaged in the sale and distribution of mobile phones, business machines, computer systems and equipment, telephone systems, relevant after-sales services, trading of general merchandise and securities investment.

The Group's turnover and loss from operations for the year ended 31st March, 2002 analysed by business segments and geographical segments are set out in note 5 to the financial statements.

Results and Appropriations

The results of the Group for the year ended 31st March, 2002 are set out in the consolidated income statement on page 22. An interim dividend of HK1 cent per share was paid in cash on Wednesday, 16th January, 2002. The Directors do not recommend the payment of a final dividend.

Share Capital

There was no movement in the Company's share capital during the year. Details of which are set out in note 24 to the financial statements.

Reserves

Movements in reserves during the year are set out in note 25 to the financial statements.

Investment Properties

Movements in investment properties during the year are set out in note 14 to the financial statements.

Property, Plant and Equipment

Movements in property, plant and equipment during the year are set out in note 15 to the financial statements.

Financial Summary

A financial summary of the Group is shown on page 2.

Major Customers and Suppliers

The five largest suppliers accounted for 58% of the Group's purchases of the year whereas the five largest customers accounted for the Group were less than 21% of the Group's sales of the year. The largest supplier accounted for 39% of the Group's purchases. None of the Directors, their associates nor any shareholder (whom to the knowledge of the Directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers.

Properties

Particulars of the major properties of the Group as at 31st March, 2002 are set out on page 9.

Employees and Remuneration Policies

The Group employed approximately 900 full time staff in Hong Kong and overseas as at 31st March, 2002. Total staff costs amounted to HK$134,475,000 for the year ended 31st March, 2002. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

Donations

During the year, the Group made donations of HK$446,500 to charitable bodies.

Principal Subsidiaries and Associates

Particulars regarding the principal subsidiaries and associates of the Group are set out in notes 16 and 17 to the financial statements respectively.

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company's Bye-laws although there are no restrictions against such rights under the laws in Bermuda where the Company is incorporated.

Purchase, Sale or Redemption of Listed Securities

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

Report of the Directors

Directors

The Directors who held office during the year and up to the date of this report were:

Executive Directors

Dr CHOW Yei Ching	*(Chairman)*
Mr FUNG Pak Kwan	*(Managing Director)*
Mr KUOK Hoi Sang	
Mr KAN Ka Hon	
Miss Lily CHOW	
Mr FUNG Wo Shun	*(Resigned on 1st April, 2002)*

Non-Executive Directors

Mr YI Zhenqiu	*(Resigned on 8th August, 2001)*
Mr HUANG Shenglan	*(Retired on 21st September, 2001)*

Independent Non-Executive Directors

Mr YUEN Tin Fan, Francis
Mr Shinichi YONEHARA

In accordance with the Company's Bye-laws, Mr YUEN Tin Fan, Francis shall retire from office at the forthcoming Annual General Meeting and does not offer himself for re-election. The Independent Non-Executive Directors are subject to the same retirement requirements as the Executive Directors.

Directors' Interests in Contracts

Messrs CHOW Yei Ching, FUNG Pak Kwan, KUOK Hoi Sang, FUNG Wo Shun and KAN Ka Hon are/were interested in certain contracts in that they are/were the Directors and/or have beneficial interests in Chevalier International Holdings Limited ("CIHL"). Details of these contracts are more fully disclosed in the section "Connected Transactions" below.

Save as aforementioned, no other contracts of significance to which the Company or its holding company or any of its subsidiaries or fellow subsidiaries was a party and in which a director had a material interest subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Business

During the year, none of the Directors have an interest in any business constituting a competing business to the Group.

Connected Transactions

The Group has from time to time conducted transactions with CIHL which is a "connected person" for the purposes of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The Stock Exchange had granted a waiver on 2nd April, 1997 to the Company from strict compliance with the requirements stipulated in Chapter 14 of the Listing Rules on connected transactions. Pursuant to the waiver, details of the following connected transactions which have been entered into between certain subsidiaries of CIHL and the Group in the ordinary and usual course of business were not required to be disclosed by press notice and/or circular nor is the Company required to obtain prior independent shareholders' approval on each occasion when they arise:

The following properties were leased to the Group by the wholly-owned subsidiaries of CIHL at commercial rates:

Landlord	Renting of property (usage)	Rental for the year
		HK$'000
Union Pearl Development Limited	Portion of Chevalier Commercial Centre (office)	1,074
Winfield Development Limited	Portion of Chevalier Warehouse Building (warehouse)	32
Peak Gain Limited	Portion of Chevalier Engineering Service Centre (office/warehouse)	4,328
Futex Development Limited	Regent Villa (resort)	147
Oriental Sharp Limited	Portion of Charming Garden (shop)	98
Union Mark Development Limited	Portion of Yin Hai Commercial Building (office)	118
Well Stamp Limited	Portion of Jin Du Mansion (office)	67
Well Stamp Limited	Portion of Dongshan Plaza (office)	45

During the year, rentals amounting to approximately HK$5,909,000 was paid to CIHL Group.

The Independent Non-Executive Directors of the Company confirm that the aforesaid connected transactions conducted by the Group during the year ended 31st March, 2002 were:

(i) in the ordinary and usual course of the Group's business;
(ii) on normal commercial terms or on terms no less favourable than terms available to/from independent third parties;
(iii) fair and reasonable so far as the shareholders of the Company are concerned and
(iv) within the relevant amounts as stipulated under the relevant waiver.

Directors' Interests in Shares

As at 31st March, 2002, the interests of the Directors in the share capital of the Company and its associated corporations (as defined in the Securities (Disclosure of Interests) Ordinance ("the SDI Ordinance")) which have been notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or required to be recorded in the register of the Company pursuant to Section 29 of the SDI Ordinance were as follows:

(a) Interests in the Company – Shares

	Number of ordinary shares		
Name of Director	**Personal interests**	**Corporate interests**	**Total**
CHOW Yei Ching	34,079,270	432,334,666*	466,413,936
FUNG Pak Kwan	12,900,000	–	12,900,000
KUOK Hoi Sang	12,000,000	–	12,000,000
FUNG Wo Shun	300,000	–	300,000
KAN Ka Hon	2,256,000	–	2,256,000
Shinichi YONEHARA	3,004	–	3,004

* *Dr CHOW Yei Ching beneficially owned 640,527,782 shares in CIHL, representing approximately 50.23% of the issued share capital of CIHL, which in turn, was interested in 432,334,666 shares of the Company. Dr Chow was deemed to be interested in these shares under the SDI Ordinance and these shares were same as those shares described in "Substantial Shareholder" below.*

Directors' Interests in Shares (continued)

(b) Interests in Associated Corporations – Shares

Name of Director	Associated corporation	Number of ordinary shares		
		Personal interests	Corporate interests	Total
CHOW Yei Ching	CIHL	640,527,782	–	640,527,782
	Chevalier Singapore Holdings Limited ("CSHL")	4,375,000	80,000,000*	84,375,000
	Chevalier Construction Holdings Limited ("CCHL")	61,036,489	89,385,444*	150,421,933
FUNG Pak Kwan	CIHL	456,450	–	456,450
KUOK Hoi Sang	CIHL	491,083	–	491,083
	CCHL	1,326,437	–	1,326,437
FUNG Wo Shun	CCHL	295,600	–	295,600
KAN Ka Hon	CIHL	145,200	–	145,200
Shinichi YONEHARA	CIHL	8,160	–	8,160
	CCHL	342	–	342

* *Dr CHOW Yei Ching had notified CSHL and CCHL that under the SDI Ordinance, he was deemed to be interested in 80,000,000 shares in CSHL and 89,385,444 shares in CCHL which were all held by CIHL as Dr Chow beneficially owned 640,527,782 shares in CIHL, representing approximately 50.23% of the issued share capital of CIHL.*

In addition, certain Directors personally hold share options to subscribe for ordinary shares of the Company and its associated corporations as disclosed under the paragraph "Share Option Scheme" below.

Save as disclosed above and in the Share Option Scheme stating below, as at 31st March, 2002, none of the Directors of the Company nor their spouses nor children under the age of 18 had or were deemed to have any interest in the securities of the Company or any of its associated corporations (as defined in the SDI Ordinance) pursuant to Section 28 of the SDI Ordinance or under Section 31 or Part I of the Schedule to the SDI Ordinance.

Share Option Scheme

A Share Option Scheme (the "Share Option Scheme") for the benefit of the full-time employees of the Company and its subsidiaries was approved and adopted on 30th September, 1991 under which the Directors of the Company or its subsidiaries are authorised to grant share options to their respective full-time employees, including Executive Directors, to take up options to subscribe for shares for an aggregate of not more than 10% of the total number of shares in issue at a consideration of HK$1 for each grant. No option may be exercised earlier than six months or later than three and a half years after it has been accepted. No option may be granted after 29th September, 2001 and to any one person when if exercised in full by that person would result in the total number of shares issued to that person exceeding 25% of the aggregate number of the shares in respect of which options are granted. The Share Option Scheme has been expired on 29th September, 2001 but in all other respect the provisions of the Share Option Scheme should remain in full force and effect for those outstanding options previously granted.

At 31st March, 2002, the number of shares in respect of which options had been granted under the Share Option Scheme was 28,550,000, representing 3.3% of the shares of the Company in issue at that date.

As at 31st March, 2002, details of the share options of the Company and its associated corporations are as follows:

(a) Interests in the Company – Share Options

		Date of grant	Period during which options are exercisable	Exercise price per option	Number of Share Options: Balance as at 1st April, 2001	Granted during the year	Exercised during the year	Cancelled during the year	Lapsed during the year	Outstanding as at 31st March, 2002
				(HK$)						
(i)	Name of Director									
	CHOW Yei Ching	04/02/1998	03/09/1998–02/09/2001	0.3376	14,000,000	–	–	–	14,000,000	–
		17/12/1999	30/06/2000–29/06/2003	0.4640	7,000,000	–	–	–	–	7,000,000
	FUNG Pak Kwan	04/02/1998	03/09/1998–02/09/2001	0.3376	3,000,000	–	–	–	3,000,000	–
		17/12/1999	30/06/2000–29/06/2003	0.4640	6,550,000	–	–	–	–	6,550,000
	KUOK Hoi Sang	04/02/1998	03/09/1998–02/09/2001	0.3376	4,300,000	–	–	–	4,300,000	–
		17/12/1999	30/06/2000–29/06/2003	0.4640	5,000,000	–	–	–	–	5,000,000
	FUNG Wo Shun	04/02/1998	03/09/1998–02/09/2001	0.3376	2,300,000	–	–	–	2,300,000	–
	KAN Ka Hon	17/12/1999	30/06/2000–29/06/2003	0.4640	5,000,000	–	–	–	–	5,000,000
	Lily CHOW	04/02/1998	04/09/1998–03/09/2001	0.3376	5,000,000	–	–	–	5,000,000	–
		17/12/1999	30/06/2000-29/06/2003	0.4640	5,000,000	–	–	–	–	5,000,000
(ii)	Full-time employees	09/03/1998	07/10/1998–06/10/2001	0.3920	976,000	–	–	240,000	736,000	–

Share Option Scheme (continued)

(b) Interests in Associated Corporations – Share Options

Name of Director	Associated corporation	Date of grant	Period during which options are exercisable	Exercise price per option (HK$)	Number of Share Options: Balance as at 1st April, 2001	Granted during the year	Exercised during the year	Cancelled during the year	Lapsed during the year	Outstanding as at 31st March, 2002
CHOW Yei Ching	CIHL	04/02/1998	03/09/1998–02/09/2001	0.5376	18,000,000	-	-	-	18,000,000	-
		17/12/1999	30/06/2000–29/06/2003	0.4880	8,450,000	-	-	-	-	8,450,000
	CCHL	04/02/1998	03/09/1998–02/09/2001	0.3248	4,400,000	-	-	-	4,400,000	-
FUNG Pak Kwan	CIHL	04/02/1998	03/09/1998–02/09/2001	0.5376	8,000,000	-	-	-	8,000,000	-
		17/12/1999	30/06/2000–29/06/2003	0.4880	5,350,000	-	-	-	-	5,350,000
KUOK Hoi Sang	CIHL	04/02/1998	03/09/1998–02/09/2001	0.5376	10,000,000	-	-	-	10,000,000	-
		17/12/1999	30/06/2000–29/06/2003	0.4880	5,350,000	-	-	-	-	5,350,000
	CCHL	04/02/1998	03/09/1998–02/09/2001	0.3248	4,000,000	-	-	-	4,000,000	-
FUNG Wo Shun	CIHL	04/02/1998	03/09/1998–02/09/2001	0.5376	2,200,000	-	-	-	2,200,000	-
KAN Ka Hon	CIHL	04/02/1998	04/09/1998–03/09/2001	0.5376	2,200,000	-	-	-	2,200,000	-
		17/12/1999	30/06/2000–29/06/2003	0.4880	5,000,000	-	-	-	-	5,000,000

The Stock Exchange has amended the requirements for share option schemes under Chapter 17 of the Listing Rules, which came into effect on 1st September, 2001. These new requirements make some of the provisions of the scheme no longer applicable. As such, no option has been granted since 1st September, 2001. The Directors proposed for the adoption of a new share option scheme at the forthcoming Annual General Meeting of the Company. During the transitional period, the Company must nevertheless comply with the new requirements of the Listing Rules.

Directors' Service Contracts

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

Management Contracts

Apart from the management agreement entered into with CIHL Group as set out in note 35(a) to the financial statements, no contract of significance concerning the management and administration of the whole or any substantial part of the business of the Company or any of its subsidiaries was entered into or subsisted during the year.

Directors' Biographies

Executive Directors

Dr CHOW Yei Ching, Chairman, aged 66, is the founder of Chevalier Group and the Chairman and Managing Director of CIHL and the Chairman of CCHL, both of which are public listed companies in Hong Kong, and the Chairman of CSHL, a public listed company in Singapore. He is also a Non-Executive Director of Van Shung Chong Holdings Limited, Television Broadcasts Limited and Shaw Brothers (Hong Kong) Limited. In 1995, Dr Chow was awarded with an Honorary Doctor Degree in Business Administration by The Hong Kong Polytechnic University and an Honorary University Fellowship by The University of Hong Kong. In 1996 and 1997, he was appointed as an Honorary Member of the Board of Directors by Nanjing University and was conferred an Honorary Degree of Doctor of Laws by The University of Hong Kong respectively. Dr Chow also serves actively in a number of educational advisory committees and gives substantial support to the aforementioned two Universities in Hong Kong and The Hong Kong University of Science & Technology in areas of researches and developments. He is also an Honorary Professor of Zhejiang University and Sichuan Union University in the PRC. Dr Chow's enthusiasm in public services is evidenced in his appointment in 1996 as a Member of both The Selection Committee for the First Government of the Hong Kong Special Administrative Region and the Board of Directors of The Community Chest in Hong Kong in 1995. He was also appointed as the Honorary Consul of the Kingdom of Bahrain in Hong Kong in 2001. He also actively participates in various professional bodies and associations on fraternal and Chinese affairs. To name a few, he is a Member of the Chinese People's Political Consultative Conference, Shanghai, the President of The Japan Society of Hong Kong and the Chairman of the National Taiwan University-HK Alumni Association, etc.. In recognition of his contributions to local and overseas societies alike, Dr Chow was awarded honorable decorations from Britain, Belgium, France and Japan.

Mr FUNG Pak Kwan, Managing Director, aged 50, joined Chevalier Group in 1974 and is a Director of CIHL and CSHL. He was appointed as executive member of the Guangdong Federation of Industry & Commerce and Guangdong Chamber of Commerce. Mr Fung is responsible for Chevalier Group's strategic planning and management of operations of subsidiaries which focus on a wide range of voice and data communication equipment and services, system integrated IT solutions as well as the sale and distribution of mobile phones, business machines, computer systems and equipment, telephone systems and relevant after-sales services. He also actively involves in the planning of property investment and development projects, environmental engineering, automobile and hotel business in North America of the Group.

Mr KUOK Hoi Sang, Director, aged 52, joined Chevalier Group in 1972 and is the Managing Director of CIHL, the Vice Chairman of CCHL and a Director of CSHL. He is also the President of The Lift and Escalator Contractors Association in Hong Kong, the Vice-Chairman of the Hong Kong – China Branch of The International Association of Elevator Engineers and a Registered Lift and Escalator Engineer in Hong Kong. He was appointed as member of Chinese People's Political Consultative Conference, Guangzhou. Mr Kuok has extensive experience in business development and is responsible for the strategic planning and management of the operations of lifts and escalators, building construction, building materials and supplies, aluminium works, electrical and mechanical services, civil engineering, property development as well as investment projects of Chevalier Group.

Mr KAN Ka Hon, Director and Company Secretary, aged 51, joined Chevalier Group in 1986 and is a Director and Company Secretary of CIHL and the Company Secretary of CCHL. He is also a Non-Executive Director of Victory City International Holdings Limited. He is responsible for management of Chevalier Group's accounting and treasury, corporate finance, company secretarial and electronic data processing activities. Mr Kan holds a Bachelor Degree in Science from The University of Hong Kong and is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of Hong Kong Society of Accountants.

Directors' Biographies (continued)

Executive Directors (continued)

Miss Lily CHOW, Director, aged 39, joined the Group in 1990. She is responsible for strategic planning and business development of the Group. She is also a member of both Guangdong Provincial Committee of Chinese People's Consultative Conference and Committee of Taiwan, Hong Kong, Macau and Overseas of the Zhejing Provincial Committee of Chinese People's Political Conference. She holds a Bachelor Degree and is the daughter of Dr CHOW Yei Ching.

Independent Non-Executive Directors

Mr YUEN Tin Fan, Francis, aged 49, was appointed to the Board in 1994. He is Deputy Chairman of Pacific Century CyberWorks Limited and Pacific Century Group, and Chairman of Pacific Century Insurance Holdings Limited. From 1988 to 1991, he was Chief Executive of the Stock Exchange. Mr Yuen was also a founding director of Hong Kong Securities Clearing Company Limited. He served from 1992 to 1994 as a member of the International Markets Advisory Board of NASDAQ in the U.S.. He received a Bachelor of Arts degree in Economics from the University of Chicago and is presently a member of the Board of Trustees of the University. Mr Yuen has extensive experience in investment banking and financial regulatory affairs that spanned Asia.

Mr Shinichi YONEHARA, aged 51, was appointed to the Board in 2001. He is a graduate of Keio University, Japan. Mr Yonehara joined Mitsui & Co., Ltd in 1974 and retired in January 2001. He was appointed General Manager for Machinery Division of Mitsui & Company (Hong Kong) Limited from 1983 to 1992. Mr Yonehara is well-experienced in aircraft, telecommunications and IT businesses.

Retirement Schemes

The Company and its Hong Kong subsidiaries were participating companies in the Chevalier Group Staff Provident Fund Scheme (the "Scheme") as defined in the Occupational Retirement Schemes Ordinance which is a defined contribution retirement scheme for its eligible employees. The Scheme was granted exemption from Mandatory Provident Fund regulations by the Mandatory Provident Fund Scheme Authority. Certain of the Company's overseas subsidiaries contribute to their local government's central pension plans for their employees. Contributions to the above schemes are made by both the employers and the employees at the rate of 3.5% to 16% on the employees' salaries.

Pursuant to Government legislation, Bank Consortium Trust Company Limited was selected by the Group as an alternative Mandatory Provident Fund ("MPF") service provider for employees of the Group who do not wish to remain in the Scheme or join the Group from 1st December, 2000. The MPF is available to the employees aged 18 to 65 and with at least 60 days of service under the employment of the Group in Hong Kong. Contributions are made by the Group at 5% based on the staff's relevant income at a maximum of HK$20,000 per month. The benefits are required by law to be preserved until the retirement age of 65.

The Group's total contributions to these schemes charged to the consolidated income statement during the year amounted to HK$6,272,000 against which the forfeited contributions amounting to HK$1,968,000 have been deducted. There were forfeited contributions amounting to HK$99,000 available at the year end date for the reduction of future employer's contributions.

Substantial Shareholder

As at 31st March, 2002, the sole substantial shareholder of the Company was CIHL Group which held 432,334,666 shares, representing approximately 50.46% of the issued share capital of the Company as recorded in the registers of the Company required to be kept under Section 16(1) of the SDI Ordinance.

Save as disclosed above, none of the Directors is aware of any other person having an interest in shares or right to subscribe for shares, equivalent to 10% or more of the issued share capital of the Company during the year.

Arrangement for Acquisition of Shares or Debentures

Except for the share option scheme adopted by the Company and the share options granted to certain Directors, at no time during the year was the Company or its holding company or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Audit Committee

The Audit Committee, which was established pursuant to the requirements of the Listing Rules, comprising Messrs YUEN Tin Fan, Francis and Shinichi YONEHARA, both independent Non-Executive Directors of the Company, met twice in the year. During the meetings, the Committee reviewed the Connected Transactions, interim and annual reports of the Group and discussed with management the auditing, internal controls and financial reporting matters.

Code of Best Practice

In the opinion of the Directors, the Company has complied throughout the year with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

Auditors

The financial statements for the year have been audited by Messrs Deloitte Touche Tohmatsu who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

CHOW Yei Ching
Chairman

Hong Kong, 11th July, 2002

Report of the Auditors

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE MEMBERS OF CHEVALIER iTECH HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 22 to 54 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2002 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 11th July, 2002

Consolidated Income Statement

FOR THE YEAR ENDED 31ST MARCH, 2002

	Notes	2002 HK$'000	2001 HK$'000
Turnover	4	**775,364**	1,054,753
Cost of sales		**(636,995)**	(892,179)
Gross profit		**138,369**	162,574
Other revenue	6	**9,907**	19,128
Distribution costs		**(146,180)**	(143,751)
Administrative expenses		**(7,713)**	(11,268)
Other operating expenses	7	**(3,813)**	(14,138)
(Loss) profit from operations	8	**(9,430)**	12,545
Finance costs	9	**(228)**	(1,402)
Share of results of associates		**5,135**	5,109
Gain on disposal of discontinued operations	10	**260**	–
(Loss) profit before taxation		**(4,263)**	16,252
Taxation	11	**(5,166)**	(8,491)
Net (loss) profit for the year		**(9,429)**	7,761
Dividends	12	**8,568**	17,137
(Loss) earnings per share	13		
Basic		**(1.10) cents**	0.91 cent
Diluted		**N/A**	0.90 cent

Consolidated Balance Sheet

AS AT 31ST MARCH, 2002

	Notes	2002 HK$'000	2001 HK$'000
Non-current assets			
Investment properties	14	**5,040**	5,310
Property, plant and equipment	15	**32,445**	40,473
Interests in associates	17	**18,646**	13,476
Investments in securities	18	**72,322**	–
		128,453	59,259
Current assets			
Inventories	19	**71,073**	100,747
Properties for sale	20	**1,135**	1,135
Debtors, deposits and prepayments	21	**110,600**	151,154
Amounts due from customers for contract work	22	**1,568**	–
Tax recoverable		**1,419**	889
Investments in securities	18	**16,405**	–
Cash and bank balances		**170,338**	235,531
		372,538	489,456
Current liabilities			
Creditors, deposits and accruals	23	**90,060**	97,947
Amount due to ultimate holding company		**1,456**	2,938
Amounts due to customers for contract work	22	**4,452**	–
Bills payable		**570**	4,047
Deferred service income		**18,974**	30,475
Provision for taxation		**329**	1,159
Unsecured bank overdrafts		**98**	1,812
		115,939	138,378
Net current assets		**256,599**	351,078
Total assets less current liabilities		**385,052**	410,337
Minority interests		**184**	184
NET ASSETS		**384,868**	410,153
Capital and reserves			
Share capital	24	**85,678**	85,678
Reserves	25	**299,190**	324,475
SHAREHOLDERS' FUNDS		**384,868**	410,153

The financial statements on pages 22 to 54 were approved and authorised for issue by the Board of Directors on 11th July, 2002 and are signed on its behalf by:

FUNG Pak Kwan
Director

KUOK Hoi Sang
Director

Balance Sheet

AS AT 31ST MARCH, 2002

	Notes	2002 HK$'000	2001 HK$'000
Non-current assets			
Property, plant and equipment	15	**237**	–
Interests in subsidiaries	16	**111,326**	107,948
Investments in securities	18	**72,322**	–
		183,885	107,948
Current assets			
Debtors, deposits and prepayments		**18,191**	3,320
Amounts due from subsidiaries		**94,745**	115,064
Cash and bank balances		**137,666**	209,989
		250,602	328,373
Current liabilities			
Creditors, deposits and accruals		**13,663**	4,911
Amount due to ultimate holding company		**1,456**	2,938
Amounts due to subsidiaries		**82,728**	88,625
		97,847	96,474
Net current assets		**152,755**	231,899
		336,640	339,847
Capital and reserves			
Share capital	24	**85,678**	85,678
Reserves	25	**250,962**	254,169
		336,640	339,847

FUNG Pak Kwan
Director

KUOK Hoi Sang
Director

Consolidated Statement of Recognised Gains and Losses

FOR THE YEAR ENDED 31ST MARCH, 2002

	2002	2001
	HK$'000	*HK$'000*
Surplus on revaluation of properties held for own use	**143**	84
Exchange gain (loss) on translation of financial statements of overseas subsidiaries	**1,137**	(257)
Net gains (losses) not recognised in the consolidated income statement	**1,280**	(173)
Net (loss) profit for the year	**(9,429)**	7,761
Total recognised (losses) gains	**(8,149)**	7,588
Effect of prior year adjustment in respect of derecognition of final dividend payable Increase in dividend reserve at 1st April, 2000		25,633

Consolidated Cash Flow Statement

FOR THE YEAR ENDED 31ST MARCH, 2002

	Notes	2002 HK$'000	2001 HK$'000
Net cash (outflow) inflow from operating activities	26	**(36,128)**	21,424
Returns on investments and servicing of finance			
Interest received		**6,437**	14,569
Interest paid		**(228)**	(1,402)
Dividend received from an associate		**–**	3,361
Dividends received from investments in securities		**7**	37
Dividends paid		**(17,136)**	(33,136)
Net cash outflow from returns on investments and servicing of finance		**(10,920)**	(16,571)
Taxation			
Profits tax paid		**(5,322)**	(11,850)
Profits tax refunded		**56**	4,029
Net tax paid		**(5,266)**	(7,821)
Investing activities			
Acquisition of an associate		**–**	(106)
Advances to an associate		**(793)**	(1,972)
Purchase of property, plant and equipment		**(9,980)**	(13,385)
Cash outflow arising on disposal of a subsidiary	27	**(18)**	–
Proceeds from disposal of property, plant and equipment		**438**	889
Net cash outflow from investing activities		**(10,353)**	(14,574)
Net cash outflow before financing		**(62,667)**	(17,542)
Financing	28		
Repayments to ultimate holding company		**(1,482)**	(1,827)
Issue of shares		**–**	8
Share issue expenses		**–**	(6)
Net cash outflow from financing		**(1,482)**	(1,825)
Net decrease in cash and cash equivalents		**(64,149)**	(19,367)
Cash and cash equivalents at 1st April		**233,719**	255,550
Effect of changes in foreign exchange rates		**670**	(2,464)
Cash and cash equivalents at 31st March	29	**170,240**	233,719

Notes to the Financial Statements

FOR THE YEAR ENDED 31ST MARCH, 2002

1. GENERAL

The Company was incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited. The Company's ultimate holding company is Chevalier International Holdings Limited, a limited liability company incorporated in Bermuda and its shares are listed on The Stock Exchange of Hong Kong Limited.

The principal activity of the Company is investment holding while its subsidiaries are engaged in the sale of computer equipment, telecommunication systems and office equipment, provision of IT and network solution, technical and maintenance services and paging services, trading of general merchandise and investments in securities. The operations in paging services were ceased during the year.

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted for the first time a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. Adoption of these standards has led to a number of changes in the Group's accounting policies. The revised accounting policies are set out in note 3. In addition, the new and revised standards have introduced additional and revised disclosure requirements which have been adopted in these financial statements. Comparative amounts and disclosures for the prior year have been restated in order to achieve a consistent presentation.

The adoption of these new and revised standards has resulted in the following changes to the Group's accounting policies that have affected the amounts reported for the current or prior periods.

(a) Dividends proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) "Events after the Balance Sheet Date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed as a separate component of shareholders' funds. This change in accounting policy has been applied retrospectively and as a result, reserves of the Group and the Company as at 1st April, 2000 and 31st March, 2001 have been increased by HK$25,633,000 and HK$8,568,000 respectively.

(b) Leases

In accordance with SSAP 14 (Revised) "Leases", some amendments were introduced to the basis of accounting for operating leases and to the disclosures specified for the Group's leasing arrangements. These changes have not had any material effect on the results for the current or prior accounting periods and, accordingly, no prior period adjustment has been required. Disclosures for the Group's leasing arrangements have been modified so as to comply with the requirements of SSAP 14 (Revised). Comparative disclosures have been restated in order to achieve a consistent presentation.

(c) Goodwill

In adopting SSAP 30 "Business Combinations", the Group has elected not to restate goodwill (negative goodwill) previously eliminated against (credited to) reserves. However, impairment losses in respect of goodwill that arose between the date of acquisition of the relevant subsidiary or associate and the date of adoption of SSAP 30 have been recognised as an expense retrospectively. Goodwill arising on acquisitions prior to 1st April, 2001 continues to be held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as further impairment losses are identified. Negative goodwill arising on acquisitions prior to 1st April, 2001 will be credited to income statement at the time of disposal of the relevant subsidiary or associate.

Goodwill arising on acquisitions after 1st April, 2001 is capitalised and amortised on a straight-line basis over its estimated useful life. Negative goodwill arising on acquisitions after 1st April, 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted. This change in accounting policy does not have any material effect on the financial statements.

(d) Segment reporting

In the current year, the Group has changed the basis of identification of reportable segments to that required by SSAP 26 "Segment Reporting". Segment disclosures for the year ended 31st March, 2001 have been amended so that they are presented on a consistent basis.

3. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

(a) **Basis of consolidation**

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year and also incorporate the Group's interests in associates on the basis set out in (d) below.

The results of subsidiaries and associates acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

(b) **Goodwill/negative goodwill on consolidation**

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate. Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition over the cost of acquisition.

Goodwill arising on acquisitions prior to 1st April, 2001 is held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as further impairment losses are identified in accordance with SSAP 31 "Impairment of Assets".

Goodwill arising on acquisitions on or after 1st April, 2001 is recognised as an asset and amortised on a straight-line basis over its estimated useful life. Any impairment loss identified is recognised as an expense immediately.

On disposal of a subsidiary or associate, the attributable amount of unamortised goodwill/goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal.

Negative goodwill arising on acquisitions prior to 1st April, 2001 is held in reserves and will be credited to income statement at the time of disposal of the relevant subsidiary or associate.

Negative goodwill arising on acquisitions after 1st April, 2001 is presented as deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

(c) **Subsidiaries**

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

(d) **Interests in associates**

An associate is an enterprise over which the Group is in a position to exercise significant influence, including participation in financial and operating policy decisions.

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates, less any identified impairment loss.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(e) Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as revaluation decrease under that standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that other standard.

(f) Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value and are revalued annually by independent professional valuers. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance of the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

(g) Property, plant and equipment

(i) Properties

Properties held for own use are stated at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation, less any subsequent accumulated depreciation and any subsequent impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that would be determined using fair values at the balance sheet date. Any revaluation increase arising on revaluation of such properties is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on the revaluation of a property is dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that property. On the subsequent sale or retirement of a revalued property, the attributable revaluation surplus is transferred to retained profits.

No depreciation is provided on freehold land. Depreciation is provided on leasehold land over the remaining terms of the respective leases. Depreciation is provided on the cost of the buildings on a straight-line basis over their estimated useful lives of 20 to 50 years or the remaining terms of the respective leases, whichever is the shorter.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(g) Property, plant and equipment (continued)

(ii) Plant and equipment

Plant and equipment are stated at cost less depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Depreciation is provided to write off the cost of plant and equipment over their estimated useful lives after taking into account their estimated residual value, on the reducing balance basis, at the following rates per annum:

	Initial charge upon purchase	Annual charge
Computer equipment	20%	40%
Others	20%	20%

Assets held for leasing are depreciated over the shorter of the term of the leases or at an annual rate of 20% on the cost of the assets.

The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

(h) Properties for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost comprises the cost of acquisition of properties and other direct costs. Net realisable value is estimated by management based on prevailing market conditions or when a binding sales agreement is executed, by reference to the agreed selling prices.

(i) Inventories

Inventories represent general merchandise and consumable stores. General merchandise are stated at the lower of cost and net realisable value whereas consumable stores are stated at cost less allowance.

(j) Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost. At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in income statement for the period.

(k) Installation contracts

When the outcome of a contract can be estimated reliably, contract costs are charged to the income statement by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the value of work carried out during the year.

When the outcome of a contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(k) Installation contracts (continued)

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as "amounts due from customers for contract work" (as an asset) or "amounts due to customers for contract work" (as a liability), where applicable. Amounts received before the related work is performed are included in the balance sheet as a liability. Amounts billed for work performed on a contract but not yet paid by the customers are included in the balance sheet under "debtors, deposits and prepayments".

(l) Revenue recognition

Income from sale of goods is recognised when goods are delivered and title of the goods has passed to the customer. Revenue is arrived at after deduction of any sales returns and discounts.

Income from rendering of services is recognised at the time when services are rendered. Receipts in advance of provision of services are accounted for as deferred service income.

When the outcome of an installation contract can be estimated reliably, revenue is recognised using the percentage of completion method, measured by reference to the value of work carried out during the period. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer. When the outcome of a contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Income from the sale of securities is recognised on a trade-date basis.

Rental income and other earnings under operating leases are recognised on a straight-line basis over the term of the respective lease.

(m) Operating leases

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessors are accounted for as operating leases. Payments on assets leased by the Group and income on property, plant and equipment of the Group leased to third parties are dealt with in the income statement on a straight-line basis over the terms of the relevant lease.

(n) Foreign currency translation

The accounting records of the Group, other than those subsidiaries not operating in Hong Kong, are maintained in Hong Kong dollars. Transactions denominated in foreign currencies during the year are translated into Hong Kong dollars at the rates of exchange ruling on the dates of transactions or on the contracted settlement date. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-translated into Hong Kong dollars at the rates of exchange ruling at that date. Profits and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of overseas subsidiaries are translated at the rates of exchange ruling at the balance sheet date. All exchange differences arising on consolidation are dealt with in the exchange fluctuation reserve.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(o) Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

(p) Retirement benefit scheme

The retirement benefit costs charged in the income statement represent the contributions payable in respect of the current year to the Group's defined contribution scheme.

4. TURNOVER

An analysis of the Group's turnover is as follows:

	2002 HK$'000	2001 HK$'000
Continuing operations:		
Sale of computer equipment	**271,613**	380,607
Sale of telecommunication systems	**214,936**	267,439
Sale of office equipment	**147,651**	155,510
IT and network solution services	**45,549**	85,517
Technical and maintenance services	**54,819**	59,069
Trading of general merchandise	**34,034**	30,401
Others	**1,936**	43,520
	770,538	1,022,063
Discontinued operations:		
Paging services	**4,826**	32,690
	775,364	1,054,753

5. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business Segment

For management purposes, the Group is currently organised into six operating divisions. These divisions are the basis on which the Group reports its primary segment information.

During the year, the Group also involved in the provision of paging services. That operation was discontinued as from May 2001 as disclosed in note 10.

Segment information about these businesses is presented below.

TURNOVER AND RESULTS

Year ended 31st March, 2002

	Computer equipment	Tele-communication systems	Office equipment	IT & network solution	Technical and maintenance services	Trading of general merchandise	Others	Paging services *(Note)*	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
TURNOVER									
Total sales	313,725	225,517	184,758	58,003	60,156	35,753	1,936	4,826	884,674
Inter-segment sales	(42,112)	(10,581)	(37,107)	(12,454)	(5,337)	(1,719)	–	–	(109,310)
External sales	271,613	214,936	147,651	45,549	54,819	34,034	1,936	4,826	775,364

Inter-segment sales are charged at prices determined by management with reference to market prices.

	Computer equipment	Tele-communication systems	Office equipment	IT & network solution	Technical and maintenance services	Trading of general merchandise	Others	Paging services *(Note)*	Total
RESULT									
Segment result	(1,326)	(7,862)	1,680	(18,459)	5,109	(7,416)	15,357	(881)	(13,798)
Interest and dividend income									7,613
Unallocated corporate expenses									(3,245)
Loss from operations									(9,430)
Finance costs									(228)
Share of results of associates	–	–	5,135	–	–	–	–	–	5,135
Gain on disposal of discontinued operations	–	–	–	–	–	–	–	260	260
Loss before taxation									(4,263)
Taxation									(5,166)
Net loss for the year									(9,429)

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Business Segment (continued)

BALANCE SHEET

As at 31st March, 2002

	Computer equipment HK$'000	Tele-communication systems HK$'000	Office equipment HK$'000	IT & network solution HK$'000	Technical and maintenance services HK$'000	Trading of general merchandise HK$'000	Others HK$'000	Paging services (Note) HK$'000	Total HK$'000
ASSETS									
Segment assets	42,653	59,550	42,572	28,646	13,917	7,720	104,660	–	299,718
Interests in associates	–	–	18,646	–	–	–	–	–	18,646
Unallocated corporate assets									182,627
Consolidated total assets									500,991
LIABILITIES									
Segment liabilities	16,334	23,944	6,321	21,580	18,022	4,025	10,014	–	100,240
Unallocated corporate liabilities									15,699
Consolidated total liabilities									115,939

OTHER INFORMATION

Year ended 31st March, 2002

	Computer equipment HK$'000	Tele-communication systems HK$'000	Office equipment HK$'000	IT & network solution HK$'000	Technical and maintenance services HK$'000	Trading of general merchandise HK$'000	Others HK$'000	Paging services (Note) HK$'000	Total HK$'000
Capital additions	136	4,780	1,235	382	238	874	2,334	1	9,980
Depreciation	249	2,725	1,060	595	933	856	690	202	7,310
Loss on disposal of property, plant and equipment	15	1,203	77	2,024	17	663	1	855	4,855

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Business Segment (continued)

TURNOVER AND RESULTS

Year ended 31st March, 2001

	Computer equipment HK$'000	Tele-communication systems HK$'000	Office equipment HK$'000	IT & network solution HK$'000	Technical and maintenance services HK$'000	Trading of general merchandise HK$'000	Others HK$'000	Paging services (Note) HK$'000	Total HK$'000
TURNOVER									
Total sales	405,054	289,198	221,922	96,010	67,111	30,562	43,520	32,690	1,186,067
Inter-segment sales	(24,447)	(21,759)	(66,412)	(10,493)	(8,042)	(161)	–	–	(131,314)
External sales	380,607	267,439	155,510	85,517	59,069	30,401	43,520	32,690	1,054,753

Inter-segment sales are charged at prices determined by management with reference to market prices.

	Computer equipment HK$'000	Tele-communication systems HK$'000	Office equipment HK$'000	IT & network solution HK$'000	Technical and maintenance services HK$'000	Trading of general merchandise HK$'000	Others HK$'000	Paging services (Note) HK$'000	Total HK$'000
RESULT									
Segment result	4,391	17,777	3,568	(7,226)	9,534	(7,453)	(17,194)	(986)	2,411
Interest and dividend income									14,426
Unallocated corporate expenses									(4,292)
Profit from operations									12,545
Finance costs									(1,402)
Share of results of associates	–	–	5,109	–	–	–	–	–	5,109
Profit before taxation									16,252
Taxation									(8,491)
Net profit for the year									7,761

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Business Segment (continued)

BALANCE SHEET

As at 31st March, 2001

	Computer equipment HK$'000	Tele-communication systems HK$'000	Office equipment HK$'000	IT & network solution HK$'000	Technical and maintenance services HK$'000	Trading of general merchandise HK$'000	Others HK$'000	Paging services (Note) HK$'000	Total HK$'000
ASSETS									
Segment assets	54,386	83,770	55,455	32,370	16,366	12,515	13,514	10,363	278,739
Interests in associates			13,476						13,476
Unallocated corporate assets									256,500
Consolidated total assets									548,715
LIABILITIES									
Segment liabilities	5,108	27,812	12,833	20,748	18,830	10,151	13	13,216	108,711
Unallocated corporate liabilities									29,667
Consolidated total liabilities									138,378

OTHER INFORMATION

Year ended 31st March, 2001

	Computer equipment HK$'000	Tele-communication systems HK$'000	Office equipment HK$'000	IT & network solution HK$'000	Technical and maintenance services HK$'000	Trading of general merchandise HK$'000	Others HK$'000	Paging services (Note) HK$'000	Total HK$'000
Capital additions	646	4,135	474	4,440	468	2,217	893	112	13,385
Depreciation	148	2,993	1,056	2,360	1,147	929	540	1,823	10,996
Loss on disposal of property, plant and equipment	237	347	206	382	202	307	8	1,708	3,397

Note: The operations of paging services has been discontinued as from May 2001.

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Geographical Segments

The Group's operations in sales of computer equipment, office equipment and telecommunication systems, provision of technical and maintenance services and IT and network solution services are carried out in Hong Kong, the Mainland and Thailand. The operations in paging services and trading of general merchandise are carried out in Hong Kong. The following table provides an analysis of the Group's turnover and contribution to (loss) profit from operations by geographical market:

	Turnover by geographical market		Contribution to (loss) profit from operations	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**535,390**	720,522	**(10,306)**	10,198
The Mainland	**119,108**	179,978	**(5,853)**	(5,997)
Thailand	**111,520**	141,433	**9,598**	9,363
Others	**9,346**	12,820	**(2,869)**	(1,019)
	775,364	1,054,753	**(9,430)**	12,545

The following is an analysis of the carrying amounts of segment assets and additions to property, plant and equipment analysed by the geographical area in which the assets are located:

	Carrying amounts of segment assets		Additions to property, plant and equipment	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**406,721**	427,842	**7,531**	12,027
The Mainland	**22,318**	43,830	**436**	54
Thailand	**66,995**	69,438	**1,873**	877
Others	**4,957**	7,605	**140**	427
	500,991	548,715	**9,980**	13,385

6. OTHER REVENUE

	2002	2001
	HK$'000	*HK$'000*
Included in other revenue are:		
Interest income from bank and other deposits	**5,962**	14,389
Interest income from debt securities	**1,644**	–
Dividend income from listed securities	**7**	37

7. OTHER OPERATING EXPENSES

	2002	2001
	HK$'000	*HK$'000*
Included in other operating expenses are:		
Deficit on revaluation of properties:		
Investment properties	**270**	1,010
Properties for own use	**309**	633
Exchange loss on foreign currency advances to subsidiaries	**–**	9,972

8. (LOSS) PROFIT FROM OPERATIONS

	2002 HK$'000	2001 HK$'000
(Loss) profit from operations is arrived at after charging:		
Depreciation on property, plant and equipment	**7,310**	10,996
Loss on disposal of property, plant and equipment	**4,855**	3,397
Auditors' remuneration	**1,401**	1,419
Operating lease payments in respect of renting of premises	**38,735**	41,736
Staff costs, including directors' emoluments *(note)*	**134,475**	144,811
Exchange loss	**–**	9,972
Net realised and unrealised holding loss on other investments	**–**	7,729
and crediting:		
Gross rental income from properties of HK$638,000 (2001: HK$492,000) less outgoings	**556**	400
Gross earnings from leasing of assets other than properties of HK$867,000 (2001: HK$378,000) less outgoings	**715**	233
Net realised and unrealised holding gain on investments in securities	**15,479**	–
Exchange gain	**1,440**	–

Note: Included in staff costs are an amount of HK$2,288,000 (2001: HK$3,168,000) in respect of staff redundancy payments made to staff and an amount of HK$4,304,000 (2001: HK$2,929,000) in respect of retirement benefits scheme contributions, net of forfeited contributions.

9. FINANCE COSTS

	2002 HK$'000	2001 HK$'000
Interest on bank overdrafts and other borrowings repayable within five years	**228**	1,402

10. DISCONTINUED OPERATIONS

In May 2001, the Group disposed of its paging business which was operated in Hong Kong. The cash effect of the disposal are set out in note 27. The results from the paging business for the period from 1st April, 2001 to the date of discontinuance, which have been included in the consolidated financial statements, were as follows:

	2002 HK$'000	2001 HK$'000
Turnover	**4,826**	32,690
Loss for the period/year	**881**	986

11. TAXATION

	2002 HK$'000	2001 HK$'000
Current taxation		
Company and subsidiaries		
Hong Kong	**1,445**	4,924
Overseas	**2,963**	3,132
Associates		
Hong Kong	**747**	615
Overseas	**11**	–
Deferred taxation		
Company and subsidiaries		
Hong Kong	**–**	(180)
	5,166	8,491

Provision for Hong Kong profits tax is calculated at the rate of 16% (2001: 16%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company comprising the Group.

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

Details of the potential deferred tax credit (charge) not accounted for in the year are set out in note 31.

12. DIVIDENDS

	2002 HK$'000	2001 HK$'000
Interim dividend paid HK$0.01 (2001: HK$0.01) per share on 856,779,352 shares	**8,568**	8,568
2001 final dividend proposed HK$0.01 per share on 856,779,352 shares	**–**	8,568
Amounts paid for prior year's final dividend on additional shares issued upon exercise of options	**–**	1
	8,568	17,137

13. (LOSS) EARNINGS PER SHARE

Basic (loss) earnings per share is calculated based on the loss for the year of HK$9,429,000 (2001: profit of HK$7,761,000) and on the weighted average number of ordinary shares issued of 856,779,352 (2001: 855,411,857).

No diluted loss per share is presented for the year ended 31st March, 2002 as the exercise of the Company's outstanding share options would result in a decrease in net loss per share.

The diluted earnings per share for the year ended 31st March, 2001 is computed as follows:

	HK$'000
Earnings for the purposes of calculating diluted earnings per share	7,761

	Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	855,411,857
Effect of dilutive potential ordinary shares:	
Share options	7,269,737
Weighted average number of ordinary shares for the purpose of diluted earnings per share	862,681,594

14. INVESTMENT PROPERTIES

	THE GROUP HK$'000
At valuation	
At 1st April, 2001	5,310
Deficit on revaluation	(270)
At 31st March, 2002	5,040

Investment properties, which are situated in the Mainland and are held under medium-term leases, were revalued on an open market value existing use basis on 31st March, 2002 by independent professional valuers, DTZ Debenham Tie Leung Limited.

Gross rental income derived from renting of investment properties under operating leases during the year amounted to HK$453,000 (2001: HK$318,000).

15. PROPERTY, PLANT AND EQUIPMENT

	Properties for own use									
	Hong Kong	Overseas		The Mainland				Furniture, fixtures, office equipment and motor vehicles		
	under medium-term lease	freehold	under medium-term lease	under long-term lease	under medium-term lease	Transmitters and tele-communications equipment	Machinery tools and equipment	for own use	for lease	*Total*
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP										
AT COST OR VALUATION										
At 1st April, 2001	5,800	6,630	306	1,560	1,760	36,877	25,272	33,973	671	112,849
Exchange adjustments	–	382	18	–	7	–	101	250	20	778
Additions	–	–	–	–	–	1	1,679	6,645	1,655	9,980
Disposals	–	–	–	–	–	(4,074)	(6,459)	(8,810)	(208)	(19,551)
Arising on disposal of a subsidiary	–	–	–	–	–	(32,502)	(3,788)	(222)	–	(36,512)
Deficit on revaluation	(540)	(72)	(27)	–	(97)	–	–	–	–	(736)
At 31st March, 2002	5,260	6,940	297	1,560	1,670	302	16,805	31,836	2,138	66,808
ACCUMULATED DEPRECIATION										
At 1st April, 2001	–	–	–	–	–	30,267	19,843	22,029		72,376
Exchange adjustments	–	–	–	–	–	–	62	211		276
Charge for the year	126	269	108	27	40	237	1,918	4,304	[illegible]	7,310
Eliminated on disposals	–	–	–	–	–	(3,354)	(5,359)	(5,408)	(137)	(14,258)
Eliminated arising on disposal of a subsidiary	–	–	–	–	–	(26,965)	(3,604)	(202)	–	(30,771)
Eliminated on revaluation	(126)	(269)	(108)	(27)	(40)	–	–	–	–	(570)
At 31st March, 2002	–	–	–	–	–	185	12,860	20,934	384	34,363
NET BOOK VALUES										
At 31st March, 2002	5,260	6,940	297	1,560	1,670	117	3,945	10,902	1,754	32,445
At 31st March, 2001	5,800	6,630	306	1,560	1,760	6,610	5,429	11,944	434	40,473

An analysis of cost or valuation of the property, plant and equipment is as follows:

At cost	–	–	–	–	–	302	16,805	31,836	2,138	51,081
At 2002 professional valuation	5,260	6,940	297	1,560	1,670	–	–	–	–	15,727
	5,260	6,940	297	1,560	1,670	302	16,805	31,836	2,138	66,808

15. PROPERTY, PLANT AND EQUIPMENT (continued)

Properties were revalued on an open market value basis based on existing use on 31st March, 2002 by independent professional valuers. Properties in Hong Kong were revalued by Messrs. Knight Frank. Overseas properties were revalued by Insignia Brooke (Thailand) Limited. Properties in the Mainland were revalued by DTZ Debenham Tie Leung Limited.

Had these properties been carried at cost less accumulated depreciation, the carrying amount as at 31st March, 2002 would have been HK$23,766,000 (2001: HK$24,897,000).

THE COMPANY

During the year, the Company acquired a motor vehicle for own use.

	HK$'000
AT COST	
Additions	348
At 31st March, 2002	348
ACCUMULATED DEPRECIATION	
Charge for the year	111
At 31st March, 2002	111
NET BOOK VALUES	
At 31st March, 2002	237
At 31st March, 2001	–

16. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2002	2001
	HK$'000	*HK$'000*
Unlisted shares, at cost less impairment loss	**58,801**	58,668
Amounts due from subsidiaries, less provision	**52,525**	49,280
	111,326	107,948

Particulars regarding the principal subsidiaries as at 31st March, 2002 of the Company are set out on pages 53 to 54.

The Directors are of the opinion that a complete list of the particulars of all subsidiaries would be of excessive length and therefore, the subsidiaries as set out are those that principally affect the results or assets of the Group.

17. INTERESTS IN ASSOCIATES

	THE GROUP	
	2002	2001
	HK$'000	*HK$'000*
Share of net assets	**15,881**	11,504
Amount due from an associate	**2,765**	1,972
	18,646	13,476

Particulars of the associates held by the Group as at 31st March, 2002 are as follows:

Name of associate	Place or country of incorporation or registration / operation	Class of shares held	Form of business structure	Effective % of issued capital/registered capital held by the subsidiary	Principal activities
United O.A. Limited	Hong Kong	Ordinary	Corporate	41%	Trading of office equipment
Guangzhou Chevalier iTech Limited	The Mainland	Not applicable	Corporate	24%	Trading of office equipment and provision of maintenance service

18. INVESTMENTS IN SECURITIES

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Held to maturity securities:				
Debt securities, unlisted	**72,322**	–	**72,322**	–
Other investments:				
Equity securities, listed overseas	**16,405**	–	**–**	–
	88,727	–	**72,322**	–
Market value of listed overseas equity securities	**16,405**	–	**–**	–

Carrying value of securities analysed for reporting purposes are:

	THE GROUP 2002	THE GROUP 2001	THE COMPANY 2002	THE COMPANY 2001
Non-current	**72,322**	–	**72,322**	–
Current	**16,405**	–	**–**	–
	88,727	–	**72,322**	–

19. INVENTORIES

	THE GROUP	
	2002	2001
	HK$'000	*HK$'000*
Inventories held for resale	**64,332**	94,215
Consumable stores	**6,741**	6,532
	71,073	100,747

Included in the above are inventories held for resale of HK$10,300,000 (2001: HK$7,535,000) carried at net realisable value.

The cost of inventories recognised as an expense during the year was HK$550,051,000 (2001: HK$719,622,000).

20. PROPERTIES FOR SALE

All properties for sale are carried at cost. None of the properties was sold during the year.

21. DEBTORS, DEPOSITS AND PREPAYMENTS

Included in debtors, deposits and prepayments are trade debtors of HK$60,557,000 (2001: HK$93,612,000). An aged analysis of trade debtors as at 31st March, 2002 is as follows:

	THE GROUP	
	2002	2001
	HK$'000	*HK$'000*
0–60 days	**45,030**	74,586
61–90 days	**5,110**	9,436
Over 90 days	**10,417**	9,590
Total	**60,557**	93,612

The Group has established different credit policies for customers in each of its core business. The average credit period granted for trade debtors was 60 days.

22. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORK

	THE GROUP	
	2002	2001
	HK$'000	*HK$'000*
Contracts in progress at the balance sheet date:		
Contract costs incurred	**12,950**	145
Recognised profits less losses	**(6,493)**	11
	6,457	156
Progress billings	**(9,341)**	(156)
	(2,884)	–
Represented by:		
Amounts due from customers included in current assets	**1,568**	–
Amounts due to customers included in current liabilities	**(4,452)**	–
	(2,884)	–

At 31st March, 2002, retentions held by customers for contract work amounted to HK$1,067,000 (2001: HK$372,000). No advance payments were received from customers for contract work.

23. CREDITORS, DEPOSITS AND ACCRUALS

Included in creditors, deposits and accruals are trade creditors of HK$43,794,000 (2001: HK$43,166,000). An aged analysis of the trade creditors as at 31st March, 2002 is as follows:

	THE GROUP	
	2002	2001
	HK$'000	*HK$'000*
0–60 days	**32,358**	40,414
61–90 days	**56**	1,199
Over 90 days	**11,380**	1,553
Total	**43,794**	43,166

24. SHARE CAPITAL

	Number of ordinary shares of HK$0.1 each	Nominal value HK$'000
Authorised:	1,200,000,000	120,000
Issued and fully paid:		
At 1st April, 2000	854,449,558	85,445
Exercise of share options	20,000	2
Issue of shares in lieu of cash dividends	2,309,794	231
At 31st March, 2001 and 31st March, 2002	856,779,352	85,678

Notes:

(a) Authorised and issued share capital

There was no change in the authorised share capital during the two years ended 31st March, 2002.

There was no change in the issued share capital during the year ended 31st March, 2002.

(b) Share option scheme of the Company

At 31st March, 2002, the following options to subscribe for shares of the Company were outstanding under the share option scheme of the Company:

Exercise price per share:	HK$0.4640
Exercise period:	30/06/2000 – 29/06/2003
Number of options:	28,550,000

No options were exercised during the year.

25. RESERVES

	Share premium HK'000	Capital reserve HK'000	Capital redemption reserve HK'000	Properties for own use revaluation reserve HK'000	Exchange fluctuation reserve HK'000	Dividend reserve HK'000	Retained profits HK'000	Total HK'000
THE GROUP								
At 1st April, 2000								
– as originally stated	222,599	18,231	14	25	589	–	83,163	324,621
– derecognition of final dividend *(see Note 2(a))*	–	–	–	–	–	25,633	–	25,633
– as restated	222 599	18,231	14	25	589	25,633	83,163	350,254
Final dividend for 2000 paid	–	–	–	–	–	(25,633)	–	(25,633)
Transfer *(note ii)*	–	–	–	882	(882)	–	–	–
Issue of shares	841	–	–	–	–	–	–	841
Share issue expenses	(6)	–	–	–	–	–	–	(6)
Surplus on revaluation of properties	–	–	–	84	–	–	–	84
Exchange difference on translation of financial statements of overseas subsidiaries	–	–	–	–	(257)	–	–	(257)
Net profit for the year	–	–	–	–	–	–	7,761	7,761
Final dividend for prior year on additional shares issued	–	–	–	–	–	–	(1)	(1)
Dividends	–	–	–	–	–	8,568	(17,136)	(8,568)
At 31st March, 2001	223,434	18,231	14	991	(550)	8,568	73,787	324,475
Final dividend for 2001 paid	–	–	–	–	–	(8,568)	–	(8,568)
Surplus on revaluation of properties	–	–	–	143	–	–	–	143
Exchange difference on translation of financial statements of overseas subsidiaries	–	–	–	–	1,137	–	–	1,137
Net loss for the year	–	–	–	–	–	–	(9,429)	(9,429)
Dividends	–	–	–	–	–	–	(8,568)	(8,568)
At 31st March, 2002	223,434	18,231	14	1,134	587	–	55,790	299,190

Notes:

(i) Reserves of the Group at the balance sheet date includes the Group's share of the post-acquisition profits retained in associates amounting to HK$9,625,000 (2001: HK$5,248,000).

(ii) The exchange difference on translation included in property revaluation reserve disclosed in the previous years' financial statements is re-analysed and reclassified to exchange fluctuation reserve.

(iii) The capital reserve included HK$27,000 (2001: HK$27,000) goodwill and HK$198,000 (2001: 198,000) negative goodwill on consolidation.

25. RESERVES (continued)

	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
THE COMPANY						
At 1st April, 2000						
– as originally stated	222,599	6,226	14	–	1,040	229,879
– derecognition of final dividend *(see Note 2(a))*	–	–	–	25,633	–	25,633
– as restated	222,599	6,226	14	25,633	1,040	255,512
Final dividend for 2000 paid	–	–	–	(25,633)	–	(25,633)
Issue of shares	841	–	–	–	–	841
Share issue expenses	(6)	–	–	–	–	(6)
Net profit for the year	–	–	–	–	32,024	32,024
Final dividend for prior year on additional shares issued	–	–	–	–	(1)	(1)
Dividends	–	–	–	8,568	(17,136)	(8,568)
At 31st March, 2001	223,434	6,226	14	8,568	15,927	254,169
Final dividend for 2001 paid	–	–	–	(8,568)	–	(8,568)
Net profit for the year	–	–	–	–	13,929	13,929
Dividends	–	–	–	–	(8,568)	(8,568)
At 31st March, 2002	223,434	6,226	14	–	21,288	250,962

Contributed surplus represents the difference between the value of total net assets of subsidiaries acquired and the nominal amount of the Company's shares issued on re-organisation in 1989, less dividends paid out of the contributed surplus subsequently. Under the Companies Act of 1981 of Bermuda (as amended), the contributed surplus of the Company is available for distribution to shareholders.

As at 31st March, 2002, the Company's reserves available for distribution to shareholders amounted to HK$27,514,000 (2001: HK$22,153,000).

26. RECONCILIATION OF (LOSS) PROFIT BEFORE TAXATION TO NET CASH (OUTFLOW) INFLOW FROM OPERATING ACTIVITIES

	2002	2001
	HK$'000	HK$'000
(Loss) profit before taxation	**(4,263)**	16,252
Share of results of associates	**(5,135)**	(5,109)
Interest income	**(7,606)**	(14,389)
Interest expenses	**228**	1,402
Dividend income	**(7)**	(37)
Depreciation	**7,310**	10,996
Deficit on revaluation of properties	**579**	1,643
Gain on disposal of discontinued operations	**(260)**	–
Loss on disposal of property, plant and equipment	**4,855**	3,397
Decrease in inventories	**31,304**	4,552
Decrease (increase) in debtors, deposits and prepayments	**40,156**	(7,643)
(Increase) decrease in amount due from customers for contract work	**(1,568)**	688
(Increase) decrease in investments in securities	**(88,727)**	14,982
Decrease in other short-term unlisted investments	**–**	38,364
Decrease in bills payable	**(3,525)**	(2,090)
Decrease in creditors, deposits and accruals	**(9,029)**	(50,184)
Increase (decrease) in amount due to customers for contract work	**4,452**	(79)
Decrease in deferred service income	**(3,261)**	(1,208)
Exchange difference	**(1,631)**	9,887
Net cash (outflow) inflow from operating activities	**(36,128)**	21,424

27. DISPOSAL OF A SUBSIDIARY

	HK$'000
Net assets disposed of:	
Property, plant and equipment	5,741
Debtors, deposits and prepayments	3,959
Cash and bank balances	18
Creditors, deposits and accruals	(218)
Deferred service income	(8,200)
Provision for taxation	(502)
	798
Gain on disposal	260
Total consideration receivable	1,058
Cash outflow arising on disposal:	
Cash and bank balance disposed of	18

The subsidiary disposed of during the year did not contribute significant cash flows, turnover and operating results to the Group.

28. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Share capital and premium HK$'000	Amount due to ultimate holding company HK$'000	Minority interests HK$'000
At 1st April, 2000	308,044	4,765	227
Net cash inflow (outflow) from financing	2	(1,827)	–
Issue of shares in lieu of cash dividends	1,066	–	–
Exchange difference	–	–	(43)
At 31st March, 2001	309,112	2,938	184
Net cash outflow from financing	–	(1,482)	–
At 31st March, 2002	309,112	1,456	184

29. ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS

	2002 HK$'000	2001 HK$'000
Cash and bank balances	**170,338**	235,531
Bank overdrafts	**(98)**	(1,812)
	170,240	233,719

30. EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

Details of the emoluments paid to the Directors of the Group are as follows:

	2002 HK$'000	2001 HK$'000
Fees	**240**	226
Salaries, allowances and benefits in kind	**1,514**	1,345
Retirement benefits scheme contribution	**61**	58
	1,815	1,629

Except for the directors' fees of HK$240,000 (2001: HK$226,000) paid to the Independent Non-executive Directors, no other emoluments were paid or are payable to the Independent Non-executive Directors or the Non-executive Director during the two years ended 31st March, 2002.

The emoluments of the Directors fall within the following bands:

Bands	Number of directors 2002	2001
Nil–HK$1,000,000	**9**	10
HK$1,000,001–HK$1,500,000	**–**	1
HK$1,500,001–HK$2,000,000	**1**	–

In addition to the directors' emoluments disclosed above, five directors received remuneration totalling HK$17,632,000 (2001: HK$16,942,000) from the Company's ultimate holding company in respect of their services to the ultimate holding company and its subsidiaries including the Group.

The amounts paid by the ultimate holding company have not been allocated between the services of the directors as directors of the Company and its subsidiaries, and their services to the ultimate holding company and its other subsidiaries.

30. EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT (continued)

The five highest paid individuals included one (2001: one) director whose emoluments are disclosed above.

The emoluments of the remaining four (2001: four) highest paid individuals were as follows:

	2002	2001
	HK$'000	HK$'000
Salaries, allowances and benefits in kind	**3,311**	3,065
Retirement benefits scheme contributions	**167**	152
	3,478	3,217

The emoluments of these four (2001: four) highest paid individuals fall within the following bands:

Bands	Number of individuals	
	2002	2001
Nil–HK$1,000,000	**3**	4
HK$1,000,001–HK$1,500,000	**1**	–

31. DEFERRED TAXATION

At the balance sheet date, the major components of potential deferred tax assets not accounted for in the consolidated financial statements are as follows:

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Tax effect of timing differences because of:		
Excess of depreciation over tax allowances	**2,403**	1,883
Unutilised tax losses	**75,420**	68,991
	77,823	70,874

The amount of the unprovided deferred tax credit (charge) for the year is as follows:

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Tax effect of timing differences because of:		
Excess of depreciation over tax allowances	**520**	813
Tax losses arising	**6,429**	4,923
Other timing differences	**–**	(566)
	6,949	5,170

A deferred tax asset has not been recognised in the financial statements as it is not certain that the tax asset will be utilised in the foreseeable future.

Deferred taxation has not been accounted for on the surplus or deficit arising on the revaluation of properties in Hong Kong and Thailand as profits or losses arising on the disposal of Hong Kong and Thailand properties would not be subject to taxation. Accordingly, the surplus or deficit does not constitute a timing difference for deferred taxation purposes.

31. DEFERRED TAXATION (continued)

Deferred taxation has not been accounted for on the deficit arising on revaluation of the Group's properties in the Mainland. The deficit would not constitute a timing difference for deferred tax purposes.

32. CHARGE ON ASSETS

As at 31st March, 2002, freehold properties held for own use with an aggregate carrying value of HK$6,383,000 (2001: HK$6,103,000) were mortgaged to secure general banking facilities granted to an overseas subsidiary.

33. CONTINGENT LIABILITIES

At 31st March, 2002:

(a) the Company had contingent liabilities in respect of:

(i) guarantees issued for banking facilities extended to its subsidiaries amounting to HK$4,750,000 (2001: HK$5,271,000).

(ii) guarantees issued for performance under contracts and rendering of services of certain subsidiaries amounting to HK$2,670,000 (2001: HK$5,232,000).

(b) the Group had contingent liabilities for long service payments to employees who have completed the required number of years of service and under the Employment Ordinance are eligible for long service payments on termination of their employment under certain circumstances, amounting to approximately HK$6,965,000 (2001: HK$7,232,000).

34. OPERATING LEASE

(a) The Group as lessee

At 31st March, 2002, the Group and the Company had commitments for future minimum lease payments under non-cancellable operating leases in respect of renting of premises which fall due as follows:

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**22,936**	29,168	**3,823**	6,044
In the second to fifth year inclusive	**4,587**	18,322	**–**	4,533
	27,523	47,490	**3,823**	10,577

Leases are negotiated and rentals are fixed for an average term of 2 years.

(b) The Group as lessor

At the balance sheet date, investment properties with an aggregate carrying value of approximately HK$5,040,000 (2001: HK$5,310,000) were rented out under operating leases. The investment properties were leased out for a period of 2 years and the leases did not have any renewal options given to the lessees. The future minimum lease payments receivable by the Group under non-cancellable operating leases for each of the following periods are:

	THE GROUP	
	2002	2001
	HK$'000	*HK$'000*
Within one year	**450**	180
In the second to fifth year inclusive	**33**	117
	483	297

35. RELATED PARTY TRANSACTIONS

The Company's ultimate holding company, Chevalier International Holdings Limited ("CIHL") and its subsidiaries, associates and jointly controlled entities are regarded as related parties for the purpose of SSAP 20. Details of the material transactions with these companies are as follows:

(a) On 28th March, 2001, the Company renewed the management agreement with Chevalier (HK) Limited ("CHKL"), a wholly-owned subsidiary of CIHL, for the provision of company secretarial, accounting, electronic data processing, personnel and property management services by CHKL to the Group for the year ended 31st March, 2002 at a management fee calculated at the rate of 0.5% of the annual turnover of the Group excluding those of its overseas subsidiaries. Management fees paid to CHKL during the year under this agreement amounted to HK$4,044,000 (2001: HK$5,431,000). The management agreement expired on 28th March, 2002 and has been renewed for a further term of one year.

(b) During the year, the Group sold computer equipment and office equipment to and received service income from wholly-owned subsidiaries of CIHL totalling HK$3,913,000 (2001: HK$4,517,000). The prices are determined with reference to market rates.

(c) During the year, the Group paid rentals determined with reference to market rates amounting to HK$5,909,000 (2001: HK$9,917,000) to wholly-owned subsidiaries of CIHL for the use of their premises by the Group.

(d) During the year, the Group paid storage and delivery charges amounting to approximately HK4,999,000 (2001: HK$6,494,000) and HK$2,515,000 (2001: HK$2,832,000) respectively to a wholly-owned subsidiary of CIHL to cover its cost for services provided to the Group.

At the balance sheet date, the outstanding balance due to the ultimate holding company arising from the above transactions and recurrent expenses paid on behalf of the Group as at 31st March, 2002 and 2001 is disclosed in the balance sheet.

Apart from the above, the Group made advances to an associate during the year. The amount outstanding as at 31st March, 2002 is disclosed in note 17.

The amounts due to the ultimate holding company and from the associate are unsecured and interest-free.

Principal Subsidiaries

Name of Company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital	No. of shares	Effective percentage of issued share or registered capital held	Principal activities
Directly held by the Company:						
Chevalier (OA) Holdings Limited	Hong Kong	Ordinary	HK$31,600,000	316,000,000	100	Investment holding
Chevalier iTech (S) Pte Ltd. **	Singapore	Ordinary	S$500,000	500,000	100	Trading of office equipment
Chevalier iTech Thai Limited (Formerly known as Chevalier OA (Thailand) Limited) #**	Thailand	Ordinary Preference	BAHT3,980,000 BAHT1,020,000	39,800 10,200	100 47	Trading of computer and office equipment
Chevalier iTech (M) Sdn. Bhd. (Formerly known as Chevalier iTech (Malaysia) Sdn. Bhd.) **	Malaysia	Ordinary	RM300,000	300,000	100	Trading of tele-communication equipment
Chevalier Telecom (Thailand) Limited **	Thailand	Ordinary	BAHT5,000,000	50,000	100	Trading of telecommunication equipment
Sup Aswin Limited **	Thailand	Ordinary	BAHT15,000,000	150,000	100	Property investment
Indirectly held by the Company:						
Chevalier (Business Machines) Limited	Hong Kong	Ordinary	HK$2	2	100	Trading of office equipment
Chevalier (Computer) Limited	Hong Kong	Ordinary	HK$100,000	100,000	100	Trading and servicing of computer system and equipment
Chevalier (Internet) Limited	Hong Kong	Ordinary	HK$2	2	100	Provision of internet services and sale of computer equipment
Chevalier OA (China) Limited	Hong Kong	Ordinary	HK$2	2	100	Trading and servicing of computer and office equipment
Chevalier (Network Solutions) Limited	Hong Kong	Ordinary	HK$2	2	100	Network systems and solution services

Principal Subsidiaries

Name of Company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital	No. of shares	Effective percentage of issued share or registered capital held	Principal activities
Chevalier (OA) Limited	Hong Kong	Ordinary	HK$100,000	100,000	100	Trading of computer and office equipment and provision of repair and maintenance service
Chevalier (OA) Services Limited	Hong Kong	Ordinary	HK$2	2	100	Maintenance services
Chevalier Office Automation Services (Shenzhen) Company Limited **	The Mainland	Not applicable	HK$1,800,000	Not applicable	100	Maintenance services
Guangzhou Chevalier iTech Services Co., Ltd. **	The Mainland	Not applicable	HK$5,000,000	Not applicable	100	Maintenance services
Chevalier Q-Mart Limited	Hong Kong	Ordinary	HK$2	2	100	Retailing of household products
Chevalier (Satellink) Limited	Hong Kong	Ordinary	HK$2	2	100	Installation of satellite antennae
Chevalier Shop Limited	Hong Kong	Ordinary	HK$2	2	100	Trading of telecommunication equipment
Chevalier (Telecom) Limited	Hong Kong	Ordinary	HK$2	2	100	Trading of telecommunication equipment
Chevalier (TelePoint) Limited	Hong Kong	Ordinary	HK$200,000,000	200,000,000	100	Trading and telecommunication services
Lucky Fine Limited	Hong Kong	Ordinary	HK$2	2	100	Property investment and share dealing

None of the subsidiaries had issued any debt securities at the end of the year.

Every four preference shares of this company carry one vote and all such shares have no right to participate in the distribution of surplus assets in case of winding-up or profits in excess of 10% for any one financial year.

** *Not audited by Deloitte Touche Tohmatsu*